Exhibit 2.1
EXECUTION COPY
ASSET PURCHASE AGREEMENT
by and between
OSIRIS THERAPEUTICS, INC.
and
NUVASIVE, INC.
Dated as of May 8, 2008

ii

iii

ASSET PURCHASE AGREEMENT
     This ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of the 8th day of May, 2008, is by and between Osiris Therapeutics, Inc., a Delaware corporation (“Seller”), and NuVasive, Inc., a Delaware corporation (“Purchaser”).
RECITALS:
     A. Seller is engaged in the business of processing, manufacturing, marketing and selling an osteobiologic allograft material containing cancellous bone (which contains intrinsic viable mesenchymal stem cells) used in spinal fusion and other surgical procedures and commonly known as Osteocel® and Osteocel® XO including current formulation and all development projects related to Osteocel® and Osteocel® XO (collectively, the “Product”) (the development, manufacturing, marketing and sale of the Product shall be referred to herein as the “Business”).
     B. Pursuant to this Agreement, Seller and Purchaser intend that (i) Seller sell and transfer to Purchaser all of Seller’s right, title and interest in and to all of Seller’s property and assets set forth in Section 1.1(a) hereof, and (ii) Purchaser assume certain specified obligations of Seller, contractual and otherwise, set forth in Section 1.2(a), all on the terms and conditions contained in, and as more fully set forth in, this Agreement.
     C. Simultaneously with the execution and delivery of this Agreement and as a condition and material inducement to the willingness of Purchaser to enter into this Agreement, Purchaser and certain stockholders of Seller are entering into voting agreements pursuant to which, among other things, such stockholders have agreed to vote in favor of approval of the transactions contemplated by this Agreement and the other Transaction Documents and to take certain other actions in furtherance of the transactions contemplated hereby, in each case upon the terms and subject to the conditions set forth herein.
     Accordingly, in consideration of the premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
ARTICLE I.
PURCHASE AND SALE OF ASSETS
     Section 1.1 Transferred Assets; Excluded Assets; Time of Transfer.
     (a) Transferred Assets. On the terms and subject to the conditions set forth in this Agreement and in reliance upon the representations and warranties contained herein, at the times set forth in Section 1.1(c) below, Seller shall sell, transfer, assign, set over, convey and deliver to Purchaser, and Purchaser shall purchase, acquire, accept, assume and receive from Seller, free and clear of any Liens (other than Permitted Liens), all right, title and interest of Seller in, to and under the following assets and property, real, personal or mixed, tangible or intangible, of Seller with respect to the Business (other than the Excluded Assets) (the “Transferred Assets”):

     (i) All Patent Rights, Trademark Rights and Copyright Rights set forth on Schedule 1.1(a)(i) hereto (the “Transferred Technology”);
     (ii) All inventory (other than Finished Inventory) and work in process existing as of the Manufacturing Closing Date, which includes any and all goods, raw materials and work in process used or consumed in the Business, together with all rights of Seller relating to such inventory against suppliers thereof (the “Work in Process”);
     (iii) [Intentionally omitted.];
     (iv) The rights of Seller related to the development of the Product, including all clinical trials, and related clinical trial data, which rights are identified on Schedule 1.1(a)(iv) (the “Product Development”);
     (v) All data and records related to the operation of the Business, which data and records include (without limitation) client and customer lists, research and development reports, financial and billing records (including routing and billing information), creative materials, advertising materials, marketing materials, promotional materials, studies, reports, correspondence and other similar documents (the “Records”), which Records are identified on Schedule 1.1(a)(v); provided that all such data and records provided pursuant to this Section 1.1(a)(v) may in Seller’s sole discretion, have redacted therefrom all data unrelated to the Business;
     (vi) The tangible personal property of Seller used in or necessary for the operation of the Business identified on Schedule 1.1(a)(vi);
     (vii) The permits, licenses, franchises, consents, authorizations, registrations and other approvals and operating rights relating to the Business that are identified on Schedule 1.1(a)(vii);
     (viii) All claims of Seller against third parties relating to the Technology Assets as of the Technology Closing Date and the Manufacturing Assets as of the Manufacturing Closing Date, in each case whether choate or inchoate, known or unknown, contingent or noncontingent;
     (ix) All rights of Seller relating to deposits and prepaid expenses, claims for refunds and rights to offset in respect thereof relating to the Business and/or the Transferred Assets;
     (x) All rights in and to the Contracts used in, related to or necessary for the operation of the Business as presently conducted or as contemplated to be conducted, that are identified on Schedule 1.1(a)(x) (the “Assumed Contracts”);
     (xi) All of Seller’s goodwill relating to the foregoing assets; and
     (xii) All Business Intellectual Property not otherwise set forth on Schedules 1.1(a)(i), 1.1(a)(iv), 1.1(a)(v) and 1.1(a)(vi).

     Schedule 1.1 — Manufacturing Assets identifies all of the Transferred Assets that are being transferred to Purchaser at the Manufacturing Closing (the “Manufacturing Assets”).
     (b) Excluded Assets. Except for the Transferred Assets, Purchaser shall not acquire by virtue of this Agreement, any other Transaction Document, or the transactions contemplated hereby or thereby, and shall have no right, title or interest in any of the assets of Seller with respect to the Business or otherwise, and such assets shall remain the property of the Seller (collectively, the “Excluded Assets”).
     (c) Time for Transfer of the Transferred Assets. The consummation of the transactions contemplated by this Section 1.1 shall take place (i) with respect to the Technology Assets, on the Technology Closing Date (the “Technology Asset Transfer”) and (ii) with respect to the Manufacturing Assets, on the Manufacturing Closing Date (the “Manufacturing Asset Transfer”).
     Section 1.2 Assumed Liabilities; Retained Liabilities.
     (a) On the terms of and subject to the conditions of this Agreement and in reliance upon the representations and warranties contained herein, in addition to purchasing and acquiring the Transferred Assets, Purchaser shall assume and agrees, from and after the date of such assumption, to pay, perform and discharge when due, and to indemnify Seller against and hold it harmless from only the following liabilities and obligations of Seller (but excluding the Retained Liabilities) in respect of the Business (the “Assumed Liabilities”):
     (i) (A) The obligations to perform arising in the ordinary course of the Business after the Technology Closing Date under the Assumed Contracts which constitute a portion of the Technology Assets and (B) the obligations to perform arising in the ordinary course of the Business after the Manufacturing Closing Date under the Assumed Contracts which constitute a portion of the Manufacturing Assets;
     (ii) The expenses and liabilities relating to the Business which are incurred or accrued in the ordinary course of the Business consistent with past practice after the Technology Closing Date.
     (b) Other than the Assumed Liabilities, Purchaser shall not assume by virtue of this Agreement or the transactions contemplated hereby, and shall have no liability for, any other liability of Seller. All liabilities other than Assumed Liabilities are referred to herein as “Retained Liabilities.” The Retained Liabilities will include, without limitation, the following:
     (i) all trade accounts payable of the Business;
     (ii) any liabilities or obligations of Seller in respect of indebtedness (whether absolute, accrued, contingent, fixed or otherwise, whether due or to become due) of Seller, of any kind, character or description whatsoever, including, but not limited to, indebtedness owed by Seller to any of its stockholders;
     (iii) any liabilities or obligations of Seller related to the employment, termination or compensation of any employee, consultant or service provider of the

Seller, including but not limited to compensation claims, Taxes or employer withholdings, workers’ compensation or benefits (however described) owing to any such person arising out of the operation of the Business by Seller including, for avoidance of doubt, any and all liabilities or obligations to Transferred Employees incurred prior to the time that any such Transferred Employee becomes an employee of Purchaser;
     (iv) any liabilities or obligations of Seller which arise from or out of or in connection with any product warranty or product liability claims owing, accrued or the underlying facts with respect to which arising out of the operation of the Business by Seller (including, for avoidance of doubt, the operation of the Business by Seller through and including the Manufacturing Closing Date but excluding liabilities or obligations resulting from either modifications to the Product made by Purchaser or additional warranties extended by Purchaser following the Technology Closing Date);
     (v) any liabilities or obligations (whether assessed or unassessed) of Seller for any Taxes, any Transfer Taxes imposed on Seller, any Taxes of the Business for any period (or portion thereof) ending on or prior to the Technology Closing Date and any Taxes of the Business related to the Manufacturing Assets for any period (or portion thereof) ending on or prior to the Manufacturing Closing Date;
     (vi) any liabilities or obligations relating to or arising out of a breach or failure of Seller to perform under an Assumed Contract prior to the date on which any such Assumed Contract is transferred by Seller to Purchaser in accordance with the terms of this Agreement;
     (vii) any liabilities or obligations relating to or arising under any environmental law or regulation to the extent arising out of the operation of the Business prior to the Technology Closing Date with respect to the Technology Asset and the Manufacturing Closing Date with respect to the Manufacturing Assets; and
     (viii) any liabilities or obligations of Seller incurred, arising from or out of or in connection with this Agreement, the Manufacturing Agreement, the License Agreement, the Bill of Sale — Technology Assets, the Bill of Sale — Manufacturing Assets, the IP Assignment Agreement — Patents and the IP Assignment Agreement — Trademarks (together, the “Transaction Documents”) or the events or negotiations leading up to the execution and consummation of the transactions contemplated by the Transaction Documents.
     Section 1.3 Technology Closing; Manufacturing Closing. The consummation of the Technology Asset Transfer (the “Technology Closing”) shall be held as soon as reasonably practicable upon satisfaction of the conditions set forth in Article V of this Agreement or such other date and time as Purchaser and Seller shall agree (the “Technology Closing Date”). The consummation of the Manufacturing Asset Transfer (the “Manufacturing Closing”) shall be held as soon as reasonably practicable following the earlier to occur of (i) the termination of the Manufacturing Agreement by Purchaser pursuant to Section 7.1 of the Manufacturing Agreement and (ii) the expiration of the “Term” (as that term is defined in the Manufacturing Agreement) of the Manufacturing Agreement (the “Manufacturing Closing Date”). The Technology Closing

and the Manufacturing Closing shall be held at the offices of DLA Piper US LLP, 4365 Executive Drive, San Diego, California (or via exchange of documents via PDF and overnight mail courier).
     Section 1.4 Initial Purchase Price. At the Technology Closing, Purchaser shall (i) assume the Assumed Liabilities related to the Technology Assets, and (ii) pay to Seller an aggregate of Thirty Five Million Dollars ($35,000,000) (the “Initial Purchase Price”). Purchaser shall pay the Initial Purchase Price to Seller by bank or cashiers check or, provided that Seller has delivered wire transfer instructions to Purchaser not less than two (2) business days prior to the Technology Closing Date, by wire transfer in United States dollars of immediately available funds to an account designated in writing by Seller.
     Section 1.5 Additional Purchase Price.
     (a) Milestones; Milestone Payments. From and after the Technology Closing Date, in addition to the consideration set forth in Section 1.4 above, Purchaser shall, subject to, and contingent upon achievement of the post-Technology Closing performance milestones of the Business set forth below (each, a “Milestone”) not later than the applicable date for satisfaction of each Milestone set forth below (each a “Milestone Expiration Date”), pay to Seller an amount of cash (in United States dollars of immediately available funds) or common stock, par value $0.001 per share, of Purchaser (“Purchaser Common Stock”) (the form of payment of which is to be determined in the sole discretion of Purchaser), equal to the First Milestone Payment, Second Milestone Payment, Third Milestone Payment, Fourth Milestone Payment, Fifth Milestone Payment and/or Sixth Milestone Payment, as applicable (the “Applicable Milestone Payment”) and each Milestone shall be independent of each other Milestone and may be satisfied and payment become due therefore regardless of non-satisfaction of any other Milestone; provided, however, that (i) Purchaser shall not issue shares of Purchaser Common Stock in respect of any Applicable Milestone Payment unless such shares of Purchaser Common Stock may be re-sold by Seller pursuant to Rule 144 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) on the date of such issuance, (ii) if Purchaser elects to issue shares of Purchaser Common Stock in respect of any Applicable Milestone Payment, then prior to such issuance and upon request by the Purchaser, Seller shall deliver to Purchaser such representations and warranties as Purchaser shall reasonably request for purposes of exempting the issuance of such shares from the registration requirements of the Securities Act and (iii) if Purchaser elects to issue shares of Purchaser Common Stock in respect of any Applicable Milestone Payment, the number of shares of Purchaser Common Stock to be issued shall be equal to the Applicable Milestone Payment divided by the Purchaser Common Stock Value. The obligations of Purchaser under this Section 1.5(a) are subject to the provisions of Section 1.5(c) below (regarding Purchaser’s Rights of Set-Off). For avoidance of doubt, in no event shall the sum of all Applicable Milestone Payments made by Purchaser to Seller under this Section 1.5 exceed Fifty Million Dollars ($50,000,000) plus or minus the WIP Value (the “Maximum Milestone Amount”).
     (i) If at any time following the Technology Closing Date but at or prior to April 15, 2009, Seller shall have delivered to Purchaser an aggregate of 125,000 cubic centimeters of Product (the “First Delivery Threshold”) in accordance with the terms and provisions of, and subject to the specifications set forth in, the Manufacturing Agreement,

Purchaser shall pay to Seller Five Million Dollars ($5,000,000) (the “First Milestone Payment”).
     (ii) If at any time following the Technology Closing Date but prior to the Manufacturing Closing, Seller shall have delivered to Purchaser an aggregate of 250,000 cubic centimeters of Product (including, for avoidance of doubt, any Product delivered in satisfaction of the First Delivery Threshold) (the “Second Delivery Threshold”) in accordance with the terms and provisions of, and subject to the specifications set forth in, the Manufacturing Agreement, Purchaser shall pay to Seller Five Million Dollars ($5,000,000) (the “Second Milestone Payment”).
     (iii) Subject to the prior satisfaction of the conditions set forth in Article VI of this Agreement, at the Manufacturing Closing, Purchaser shall pay to Seller the sum of (i) Twelve Million, Five Hundred Thousand Dollars ($12,500,000) plus or minus (ii) the WIP Value (the “Third Milestone Payment”).
     (iv) If prior to the Manufacturing Closing, Seller shall have delivered to Purchaser an aggregate of 275,000 cubic centimeters of Product (including, for avoidance of doubt, the Product delivered pursuant to the Second Delivery Threshold) in accordance with the terms and provisions of, and subject to the specifications set forth in, the Manufacturing Agreement, at the Manufacturing Closing, Purchaser shall pay to Seller Five Million Dollars ($5,000,000) (the “Fourth Milestone Payment”).
     (v) At the Manufacturing Closing, Purchaser shall pay to Seller the Additional Product Delivery Payment, if any (the “Fifth Milestone Payment”).
     (vi) If at any time following the Technology Closing Date the Business shall generate Thirty-Five Million Dollars ($35,000,000) in cumulative Net Sales (the “Net Sales Threshold”), Purchaser shall pay to Seller Fifteen Million Dollars ($15,000,000) (the “Sixth Milestone Payment”).
     If any payment under this Section 1.5(a) is made in the form of Purchaser Common Stock, then on the date of such payment Purchaser shall provide to Seller (I) a certificate from a duly authorized officer of Purchaser certifying that as of the date of such issuance (x) the Purchaser Common Stock so issued has been duly authorized and is validly issued, fully-paid and non-assessable and, (y) the provisions of Rule 144(c) of the Securities Act, are satisfied and (II) a legal opinion from Purchaser’s legal counsel that such Purchaser Common Stock has been duly authorized and validly issued, is fully paid and non-assessable and that the holding period set forth in Rule 144(b) of the Securities Act has been satisfied. If Purchaser is unable to satisfy the requirement set forth in the immediately preceding sentence, Seller shall be under no obligation to accept Purchaser Common Stock as payment for the Applicable Milestone Payment and Purchaser shall make such Applicable Milestone Payment in the form of cash, in United States dollars of immediately available funds.
     (b) Time for Determination; Dispute Mechanism.
     (i) As soon as reasonably practicable following each date on which a Milestone is achieved and in any event within five (5) business days of the achievement of any such Milestone, Purchaser shall pay to Seller the Applicable Milestone Payment for such Milestone; provided, however, that in no event shall Purchaser be liable for the payment of, and Seller shall not be entitled to, any Applicable Milestone Payment for any Milestone that is not achieved on or before the applicable Milestone Expiration Date. At all times following the Manufacturing Closing Date and prior to payment by Purchaser to Seller of the Sixth Milestone Payment pursuant to Section 1.5(a)(vi) hereof, Purchaser shall, as soon as reasonably practicable following each December 31 during such period, deliver to Seller Purchaser’s calculation of the cumulative Net Sales for the period commencing on the day immediately following the Manufacturing Closing Date and up to and including each such December 31.
     (ii) If Seller believes that it is entitled to payment of all or any portion of an Applicable Milestone Payment hereunder which Seller has not received within five (5) business days following the achievement of the Milestone for which payment is due, Seller may, not later than twelve (12) months following the achievement of such Milestone, deliver to Purchaser a notice setting forth Seller’s determination that all or a portion of such Applicable Milestone Payment is due under this Agreement (the “Milestone Assessment Notice”). If Seller does not deliver to Purchaser a Milestone Assessment Notice within such twelve (12) month period, then Seller shall have been deemed to agree that the Milestone has not been met and no payment with respect to such Milestone is due to Seller hereunder and Seller shall have no further rights to such Applicable Milestone Payment or any portion thereof; provided, however, that Seller’s failure to deliver a Milestone Assessment Notice within such twelve (12) month period with respect to the Sixth Milestone Payment shall not relieve Purchaser of its obligations to pay the Sixth Milestone Payment (if and when earned) unless Purchaser is materially prejudiced by such delay.
     (iii) If Purchaser shall object to Seller’s determination that a Milestone has been achieved as set forth in the Milestone Assessment Notice, then Purchaser shall deliver a dispute notice (a “Milestone Dispute Notice”) to Seller within five (5) business days following Seller’s delivery of the Milestone Assessment Notice. If Purchaser delivers a Milestone Dispute Notice to Seller in connection with the Sixth Milestone Payment under Section 1.5(a)(vi), upon Seller’s reasonable request, Purchaser shall provide Seller with such books of account and records and written evidence as Seller shall reasonably request showing Purchaser’s calculation of the Net Sales of the Business and, upon Seller’s reasonable request and upon two (2) business days prior written notice to Purchaser, Seller or its representative may inspect the gross receipts, credits, sales Tax, Tax reports, costs and any other reports, records or documents reasonably requested by Seller and associated with the Business or the Product for the sole purpose of reviewing, and only to the extent necessary to review, Purchaser’s calculation of Net Sales. A representative of Purchaser, on the one hand, and a representative of Seller, on the other, shall attempt in good faith to resolve any such objections within ten (10) business days of the receipt by Seller of the Milestone Dispute Notice.
     (iv) If Purchaser and Seller shall be unable to resolve any such dispute within the ten (10) business day period, either Purchaser or Seller by written notice to the other may demand arbitration in accordance with the procedures set forth in Section 9.1 hereof.

     (v) If no Milestone Dispute Notice is delivered within the timeframe set forth above, then Seller’s determination that the Milestone has been achieved, and that some or all of the Applicable Milestone Payment is due hereunder, shall be deemed to be accepted and Purchaser shall pay to Seller those amounts set forth in the Milestone Assessment Notice.
     (c) Rights of Set-Off. Purchaser shall have the right to withhold and set-off against any amount otherwise due to be paid (but not yet paid) pursuant to this Section 1.5 the amount of any Losses to which any Purchaser Indemnified Party may be entitled under Article VIII hereof or any other agreement entered into pursuant to this Agreement (the “Rights of Set-Off”); provided, however, that the foregoing shall not apply (i) to the same Loss more than once or (ii) to the extent any such Loss is adjusted as provided for in Section 8.4(b) hereof.
     (d) Acknowledgement of Seller and Purchaser. Seller and Purchaser acknowledge that (i) (A) upon the Technology Closing and subject to Purchaser’s express obligations under the Manufacturing Agreement, Purchaser has the right to operate the Business and Purchaser’s other businesses in any way that Purchaser deems appropriate in Purchaser’s sole discretion, and (B) subject to Purchaser’s express obligations under the Manufacturing Agreement, Purchaser has no obligation to operate the Business in order to achieve any Milestone or to achieve or maximize any Applicable Milestone Payment, (ii) there is no assurance that the Seller will achieve all or any Milestones or that Purchaser will achieve the Net Sales Threshold, (iii) the parties solely intend the express provisions of this Agreement and the other Transaction Documents to govern their contractual relationship, (iv) the right of the Seller to payment of any Applicable Milestone Payment, if any, shall not bear any interest unless not timely paid, and (v) the right of the Seller to a portion of any Applicable Milestone Payment, if any, shall not be represented by a certificate or other instrument, shall not represent an ownership interest of Seller in Purchaser or the Business and shall not entitle Seller to any rights common to any holder of any debt or equity security of Purchaser. The Seller hereby waives, on its behalf and on behalf of any of its successors and assigns, any fiduciary duty (but, for avoidance of doubt, not any implied covenant of good faith and fair dealing) of Purchaser to Seller, with respect to the matters contemplated by this Section 1.5.
     Section 1.6 Withholding. Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to Seller such amounts as Purchaser is required to deduct and withhold under the Code, or any provisions of state or local Tax law, with respect to the making of such payment. Purchaser shall notify Seller of the basis for such withholding no less than 10 business days prior to the proposed withholding and shall consider in good faith any views of Seller that such withholding is not required under the Code, or any provisions of state or local Tax law, with respect to the making of such payment.
     Section 1.7 Allocation of Purchase Price. The Initial Purchase Price shall be allocated for Tax purposes among the Transferred Assets in accordance with Section 1060 of the Code. Purchaser shall prepare and deliver to Seller for Seller’s approval, a proposed allocation of the Initial Purchase Price prepared in accordance with the foregoing within 45 days of the Technology Closing; provided, that if Seller withholds its approval to such allocation, Purchaser and Seller shall negotiate in good faith to agree upon the allocation of the Purchase Price within 30 days of Seller’s receipt of Purchaser’s proposed allocation. Each of Purchaser and Seller shall file IRS Form 8594 with its Federal income Tax Return consistent with such allocation as determined in accordance with the immediately preceding sentence for the Tax year in which this Agreement is consummated. Seller and Purchaser shall report all Tax consequences of the transactions contemplated by this Agreement in a manner consistent with such allocation, and not take any position inconsistent therewith upon examination of any Tax Return, in any refund claim, in any litigation or investigation or otherwise.
ARTICLE II.
REPRESENTATIONS AND WARRANTIES OF SELLER
     Seller represents and warrants to Purchaser as of the date hereof as follows:
     Section 2.1 Organization, Good Standing and Authority. Seller is duly formed, validly existing and in good standing under the laws of the State of Delaware, and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, except where failure to be qualified or to be in good standing would not materially and adversely affect the Business. Seller has full corporate power and authority to own the assets owned by it, to lease the properties and assets held by it under lease, to own and carry on the operation of the Business as it is now being conducted by it, and to operate the Business as heretofore operated by it.
     Section 2.2 Organizational and Governing Documents; Approval.
     (a) Prior to the date hereof, Seller has furnished to Purchaser complete and correct copies of the certificate of incorporation and bylaws of Seller (the “Seller Organizational Documents”). The Seller Organizational Documents are in full force and effect and Seller is not in violation of any provision of the Seller Organizational Documents.
     (b) This Agreement and the other Transaction Documents to which it is a party have been approved by all necessary corporate action of Seller and no other corporate proceedings on the part of Seller and, except for the Stockholder Approval, no corporate proceedings on the part of Seller’s stockholders are necessary to authorize the execution and delivery of this Agreement or any other Transaction Document, or the consummation of the transactions contemplated hereby or thereby, under the Delaware General Corporation Law, the Seller Organizational Documents or otherwise.
     Section 2.3 Due Execution and Delivery. Seller has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and each instrument required hereby and thereby to be executed and delivered by it, and, prior to the Technology Closing, will have all necessary power and authority to carry out its obligations hereunder and thereunder. Seller has duly executed and delivered this Agreement and assuming the due authorization, execution and deliver of this Agreement by Purchaser, this Agreement constitutes (and, when executed and delivered, the Transaction Documents to which it is a party will constitute) the legal, valid and binding obligations of Seller enforceable against it in accordance with its terms, except that such enforcement (a) may be limited by bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally, and (b) is subject to the availability of equitable remedies, as determined in the discretion of the court before which such a proceeding may be brought.
     Section 2.4 Title and Sufficiency of Transferred Assets. Seller is the sole owner and has good and marketable title (or leasehold title, as the case may be) to the Transferred Assets free and clear of all liens, claims, charges, security interests, leases, covenants, options, pledges, rights of others, easements, rights of refusal, reservations, restrictions, encumbrances and other defects in title (collectively, “Liens”) except for (i) Liens incurred in the ordinary course of the Business, consistent with past practice, of the type identified on Schedule 2.4(i), (ii) Liens for Taxes not yet due and payable and (iii) Liens created by the express provisions of the Assumed Contracts (together, the “Permitted Liens”) whether imposed by agreement, understanding, law, equity, or otherwise. The Manufacturing Assets are all assets of Seller used in or related to the processing and manufacturing of the Products. The Transferred Assets are suitable for the uses to which they are being put or have been put in the ordinary course of the Business and are in good working order. The Transferred Assets and the Business Intellectual Property of Seller licensed to Purchaser under the License Agreement constitute all of the assets, property, real personal or mixed, tangible or intangible, of Seller used in, held for use in, or necessary for the operation of the Business as presently conducted.
     Section 2.5 Consents; No Conflict. Except as set forth on Schedule 2.5, no consent, authorization, permit, waiver or approval of or from, or notice to, any person or any governmental authority is required as a condition to the execution and delivery of this Agreement or the other Transaction Documents by Seller or the consummation of the transactions contemplated by this Agreement and the Transaction Documents by Seller. Except as set forth on Schedule 2.5, the execution and delivery of this Agreement and the Transaction Documents and each instrument required hereby to be executed and delivered by Seller and the consummation of the transactions contemplated hereby and thereby by Seller will not give rise to a right of termination of, contravene or constitute a default under, or be an event which with the giving of notice or passage of time or both will become a default under, or give to others any rights of termination or cancellation of, or give rise to a right of acceleration of the performance required by or maturity of, or result in the creation of any Lien, claim, cost, Tax, losses or loss of any rights with respect to the Business or the Transferred Assets pursuant to any of the terms, conditions or provisions of or under any applicable law, the Seller Organizational Documents or under any Assumed Contract.
     Section 2.6 Taxes.
     (a) All Tax Returns required to be filed (after giving effect to applicable extensions) by Seller by any law, rule or regulation have been filed with the appropriate governmental authority and all Taxes required to be paid by Seller prior to the Technology Closing Date have been paid in full. No claim has ever been made in writing or, to Seller’s Knowledge otherwise, by a Tax authority in a jurisdiction where the Seller does not pay Tax or file Tax Returns that it is subject to Taxation by that jurisdiction or required to file returns in that jurisdiction.
     (b) All Taxes owed by Seller or for which Seller may be held liable (whether or not shown on any Tax Return) which were or will be due on or prior to the Technology Closing have been or will be paid in full. The unpaid Taxes of Seller for periods not included in Tax Returns filed or to be filed prior to the Technology Closing does not include any material liability for Taxes attributable to events that are outside of the ordinary course of Seller’s business.
     (c) There are no Liens for Taxes (other than for current Taxes not yet due and payable) on any of the Transferred Assets.
     Section 2.7 Financial Information. Attached hereto as Schedule 2.7 are (i) the unaudited balance sheet, operating income and free cash flows of the Business as of the end of and for the fiscal year ended December 31, 2007 and (ii) the unaudited balance sheet of the Business (the “Balance Sheet”) as of March 31, 2008 (the “Balance Sheet Date”) and the unaudited operating income and free cash flows of the Business as of March 31, 2008 (together, the “Financial Information”). The Financial Information has been, and if required to be reported by Purchaser under Item 9.01 of Form 8-K and Regulation S-X of the federal securities laws for a business acquisition required to be described in answer to Item 2.01 of Form 8-K the unaudited balance sheet, operating income and free cash flows of the Business as of the end of and for the fiscal year ended December 31, 2006 prior to the Technology Closing Date will be, prepared in accordance with GAAP applied on a consistent basis throughout periods covered thereby, fairly represent in all material respects the financial condition, results of operations and cash flows of the Business as of the respective dates thereof and for the periods referred to therein and are consistent with the books and records of the Business, subject to the absence of footnotes and normal, recurring year-end adjustments. Seller does not have any indebtedness or other liability or obligation (whether known, unknown, mature, unmatured, absolute or contingent) of the Business, except for (a) liabilities and obligations shown on the Balance Sheet and (b) liabilities and obligations which have arisen since the date of the Balance Sheet in the ordinary course of business and which are not material to the Business, individually or in the aggregate. All reserves that are set forth in or reflected in the Balance Sheet have been established in accordance with GAAP consistently applied and are reasonably adequate.
     Section 2.8 [Intentionally omitted.].
     Section 2.9 Contracts.
     (a) Description of Contracts. Schedule 1.1(a)(x) contains a true and complete list of all Contracts to which the Seller is a party and which are used in or are necessary for the operation of the Business or by which any Transferred Assets are bound, true and complete copies of which, together with all amendments, waivers and supplements thereto, have been delivered to Purchaser prior to the date hereof.
     (b) Status of Contracts. Each Assumed Contract is in full force and effect in accordance with its terms and is a valid and binding obligation of Seller and, to Seller’s Knowledge, each other party thereto, enforceable in accordance with its terms, except that such enforcement (i) may be limited by bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally, and (ii) is subject to the availability of equitable remedies, as determined in the discretion of the court before which such a proceeding may be brought. Neither Seller, nor to Seller’s Knowledge any other party to any of the Assumed Contracts, is in default under any Assumed Contract and no event has occurred which, after notice or lapse of time or both, would constitute a default under any such Assumed Contract, and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents will not give rise to any such default or breach. Each Assumed Contract is in written form.
     (c) Disposition of Certain Contracts. Seller is legally entitled to terminate those Contracts identified on Schedule 2.9(c) in accordance with their terms and without penalty or additional payment, effective no later than the date set forth beside the names thereof on Schedule 2.9(c).
     Section 2.10 Litigation and Claims. There is (a) no Action pending, or to the Seller’s Knowledge, threatened against or affecting the Business (including any of the Transferred Assets) or the transactions contemplated hereby, or (b) to Seller’s Knowledge, no governmental inquiry or investigation pending or threatened against or affecting the Business (including any of the Transferred Assets). The Seller has not received any written legal opinion or written memorandum or legal advice from legal counsel to the effect that Seller (with respect to the Business or the Transferred Assets) is exposed, from a legal standpoint, to any material liability or material disadvantage with respect to the Business or the prospects, financial condition, operations, property or affairs of the Business. The Seller is not in default with respect to any order, writ, injunction or decree of any governmental entity known to or served upon the Seller and relating to the Business or the Transferred Assets. There is no action or suit by the Seller and relating to the Business or the Transferred Assets that is pending, threatened or contemplated against any other person.
     Section 2.11 Compliance With Laws. Seller is not in material violation of or in material default under any law, statute, regulation, rule, ordinance, administrative order or court order applicable to Seller with respect to the Business or the Transferred Assets, including, without limitation, the Public Health Services Act (“PHSA”) and relevant sections of the FDCA, and the United States National Organ Transplant Act, Title 21 of the Code of Federal Regulations Part 1271, Human Cells, Tissues, and Cellular and Tissue Based Products. To Seller’s Knowledge, the Seller is not under investigation with respect to, has not been threatened to be charged with, nor has been given notice of, any violation of or material default under any law, statute, regulation, rule, ordinance, standard, guideline, administrative order or court order applicable to Seller with respect to the Business or the Transferred Assets. All permits (A) pursuant to which Seller currently operates or holds any interest in the property of the Business, or (B) which is required for the operation of the Business as currently conducted or the holding of any such interest has been issued or granted to Seller and are set forth on Schedule 2.11. All such permits are in full force and effect and constitute all permits required to permit the Seller to operate or conduct the Business or hold any interest in the Transferred Assets.
     Section 2.12 Employees and Independent Contractors.
     (a) Schedule 2.12(a)(i) contains a true and complete list, as of April 28, 2008, of all employees of Seller employed in the Business (the “Seller Employees”), including, to the extent applicable, each Seller Employee’s (i) name, (ii) title, wage, salary, target bonus and accrued vacation or paid time off as of April 30, 2008, (iii) principal location of employment, and (iv) date of hire by Seller. Schedule 2.12(a)(ii) contains a list of all Seller Employees who to Seller’s Knowledge are not citizens of the United States. Schedule 2.12(a)(iii) also contains a true and complete list of all Seller Employees who are as of such date on a short- or long-term disability leave or other leave of absence (but not including vacation). Each Seller option plan provides that the vesting of all options to purchase Seller common stock, par value $0.001 per share (“Seller Options”) granted thereunder to any Seller Employee may be accelerated, in whole or in part, at the discretion of the board of directors of Seller or the plan administrator of the Seller, in either case pursuant to the option plan and related documents governing the Seller Options.
     (b) Schedule 2.12(b) contains a true and complete list, as of the date hereof, of all consultants and other independent contractors who are providing material services to the Business (the “Independent Contractors”), including (i) each Independent Contractor’s name, (ii) the type of services being provided by each Independent Contractor, (iii) the principal location where services are provided by each Independent Contractor and (iv) the date when each Independent Contractor was retained by Seller. Copies of all contracts relating to Independent Contractors used in the Business have been furnished to Purchaser.
     (c) Seller is in compliance in all material respects with all applicable laws, rules and regulations with respect to employment, employment practices, and terms, conditions and classification of employment (including the proper classification of workers as independent contractors and consultants), wage and hour requirements, immigration status, discrimination in employment, employee health and safety, and the Workers’ Adjustment and Retraining Notification Act. Seller has withheld or will timely withhold all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to Seller Employees; and Seller is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. Seller has paid in full or will timely pay in full to all Seller Employees all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such Seller Employees. There are no controversies pending or, to Seller’s Knowledge, threatened, between the Seller and any of its Seller Employees, which controversies have or would reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any governmental entity.
     (d) To Seller’s Knowledge, no Seller Employee is in violation of any term of any employment or service agreement, patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such Seller Employee to be employed by the Seller because of the nature of the business conducted or presently proposed to be conducted by the Seller or to the use of trade secrets or proprietary information of others. To Seller’s Knowledge, there are no material controversies, grievances or claims pending or threatened, by any of the Seller Employees with respect to their employment. To Seller’s Knowledge, no Seller Employee has given notice to Seller that any such Seller Employee intends to terminate his or her employment with the Seller (other than for the purposes of accepting employment with Purchaser following the Technology Closing). The employment of each Seller Employee has been at all times in the past and is “at-will”, and the Seller has not had any obligation to provide any particular form or period of notice prior to terminating the employment of any Seller Employee. Seller has not (i) entered into any Contract that obligates or purports to obligate Purchaser to make an offer of employment to any Seller Employee and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any Seller Employee of any terms or conditions of employment with Purchaser following the Technology Closing.

     Section 2.13 Employee Benefits.
     (a) Schedule 2.13(a) sets forth a true and complete list of each “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each and every written, unwritten, formal or informal plan, agreement, program, policy or other arrangement involving direct or indirect compensation (other than workers’ compensation, unemployment compensation and other government programs), employment, severance, consulting, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights, other forms of incentive compensation, post-retirement insurance benefits, or other benefits, entered into, maintained or contributed to by Seller or any of its subsidiaries or with respect to which Seller or any of its subsidiaries has or may in the future have any liability (contingent or otherwise), and in each case under which any Seller Employee has any present or future right to benefits. Each plan, agreement, program, policy or arrangement required to be set forth on such schedule pursuant to the foregoing is referred to herein as a “Seller Benefit Plan.”
     (b) Each Seller Benefit Plan has been maintained and administered in all respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (foreign and domestic), including (without limitation) ERISA and the Code, which are applicable to such Seller Benefit Plan. No action, suit or claim (excluding claims for benefits incurred in the ordinary course) has been brought or is pending or, to Seller’s Knowledge, threatened against or with respect to any Seller Benefit Plan or the assets or any fiduciary thereof (in that Person’s capacity as a fiduciary of such Seller Benefit Plan). There are no audits, inquiries or proceedings pending or, to the Knowledge of Seller, threatened by the IRS, DOL, or other governmental entity with respect to any Seller Benefit Plan. No event has occurred and, to Seller’s Knowledge, there exists no condition or set of conditions in connection with which Purchaser or any Seller Employee could reasonably be expected to become subject to any liability under or with respect to any Seller Benefit Plan.
     (c) No Seller Benefit Plan is maintained outside the jurisdiction of the United States, or covers any Seller Employee residing or working outside the United States.
     (d) Schedule 2.13(d) discloses each: (i) agreement with any Seller Employee (A) the benefits of which are contingent, or the terms of which are altered, upon the occurrence of a transaction involving Seller of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such Seller Employee; (ii) agreement, plan or arrangement under which any Seller Employee may receive payments from Seller that may be subject to the Tax imposed by Section 4999 of the Code or included in the determination of such Seller Employee’s “parachute payment” under Section 280G of the Code; and (iii) agreement or plan binding Seller, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan or Seller Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

     Section 2.14 Labor Matters. (i) Seller is not a party to any collective bargaining agreement or other labor contract applicable to any Seller Employee, (ii) to Seller’s Knowledge, no union has bargaining rights with respect to any Seller Employee and there are no threatened or apparent union organizing activities involving any Seller Employee, (iii) there are no strikes, slowdowns or work stoppages pending or, to Seller’s Knowledge, threatened between Seller and an Seller Employee, and (iv) to Seller’s Knowledge, there are no unfair labor practice complaints involving an Seller Employee pending against Seller. Seller shall be responsible for providing continuation coverage to the extent required by Section 4980B of the Code or similar state law (“COBRA”) to Seller Employees, and other qualified beneficiaries under COBRA with respect to such employees, who have a COBRA qualifying event (due to termination of employment with the Seller or otherwise) prior to or in connection with the transactions contemplated by this Agreement. Except as required by law, neither Purchaser nor any of its affiliates shall be responsible for the failure of Seller to comply with any of the requirements of COBRA, including applicable notice requirements.
     Section 2.15 Intellectual Property.
     (a) The Transferred Technology set forth on Schedule 1.1(a)(i) and the other Business Intellectual Property set forth on Schedule 1.1(a)(iv) together set forth a true, complete and correct list of all Business Intellectual Property.
     (b) The Seller is the sole and exclusive beneficial and record owner of all Transferred Technology.
     (c) The Transferred Technology and the Business Intellectual Property of Seller licensed to Purchaser under the License Agreement (the “Licensed Technology”) is valid, existing, in full force and effect, or, with respect to applications, is still pending, and has not expired or been cancelled or abandoned. All necessary application, registration, maintenance, renewal and other fees, and all necessary documents and certificates, in connection with such Transferred Technology and the Licensed Technology have been paid and filed, respectively, with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of perfecting, prosecuting and maintaining such Transferred Technology and the Licensed Technology.
     (d) There is no pending or, to the Seller’s Knowledge, threatened (and at no time within the two years prior to the date of this Agreement has there been pending any) action, suit, claim or proceeding before any court, government agency or arbitral tribunal in any jurisdiction challenging the use, ownership, validity, enforceability or registerability of any Transferred Technology or the Licensed Technology. The Seller is not a party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments or orders resulting from action, suit, claim or proceeding which permit third parties to use any Transferred Technology.
     (e) Schedule 2.15(e) lists all licenses, sublicenses and other agreement as to which Seller is a party and pursuant to which Seller has granted to any third party any right to use any of the Transferred Technology, including the identity of all parties thereto, a description of the nature and subject matter thereof and the applicable royalty and term thereof.

     (f) Schedule 2.15(f) lists all licenses, sublicenses and other agreements as to which Seller is a party and pursuant to which Seller is authorized to use any intellectual property belonging to any third party in connection with the Business, including the identity of all parties thereto, a description of the nature and subject matter thereof, the applicable royalty and term thereof.
     (g) The Seller owns, or has valid rights to use all of the Transferred Technology.
     (h) The conduct of the Business and manufacture, practice, use and sale of the Product as previously conducted, manufactured, practiced, used and sold, and as currently conducted, manufactured, used and sold did not and does not infringe, misappropriate, or otherwise violate any intellectual property or other proprietary right owned by any third party, or constitute unfair competition or trade practices under the laws of any jurisdiction.
     (i) There is no pending or, to the Knowledge of Seller, threatened (and at no time within the two years prior to the date of this Agreement has there been pending or, to the Knowledge of Seller, threatened any) action, suit, claim or proceeding, and Seller has not received any written complaint, claim, demand or notice from any third party, alleging that the conduct of the Business infringes, misappropriates, or otherwise violates or constitutes the unauthorized use of, or will infringe, misappropriate, or otherwise violate or constitute the unauthorized use of, the intellectual property or other proprietary right of any third party (nor does the Seller have Knowledge of any basis therefor). The Seller is not a party to any settlement, covenant not to sue, consent, decree, stipulation, judgment, or order resulting from any Action which (i) restricts the Seller’s rights to use any Transferred Technology, (ii) restricts the Business in order to accommodate a third party’s intellectual property or (iii) requires any future payment by the Seller. The Seller has not received any written or, to the Seller’s Knowledge, oral communication from any third party offering to license to the Seller any intellectual property purported to be used in the Business or claiming that the Seller must license or refrain from using any intellectual property or other proprietary rights of any third party in order to conduct the Business.
     (j) To the Knowledge of Seller, no third party is infringing, misappropriating, or otherwise violating or engaged in the unauthorized use of any Transferred Technology, and no actions, suits, claims or proceedings have been brought against any third party by the Seller alleging that a third party is infringing, misappropriating, or otherwise violating or engaged in the unauthorized use of any Transferred Technology.
     (k) The Seller has taken commercially reasonable steps to obtain, maintain and protect the Transferred Technology, including requiring each employee, consultant and independent contractor who or that has contributed in any way to the Transferred Technology or has made any contributions to the development of any Product to execute a written agreement that assigns to Seller all rights, title and interest in and to the Transferred Technology and any inventions, improvements, discoveries, information and other know-how relating to the Business and the Product. Other than under an appropriate confidentiality or nondisclosure agreement or contractual provision relating to confidentiality and nondisclosure, there has been no disclosure to any third party of confidential information or trade secrets of the Seller related to any Product, the Business or the Transferred Technology and the Seller has taken all reasonable precautions to protect the secrecy, confidentiality and value of the Transferred Technology (including by the enforcement of a policy requiring each employee, consultant and independent contractor to execute proprietary information and confidentiality agreements substantially in the Seller’s standard form which has been provided by Seller to Purchaser). Assignments to the Seller of the Patent Rights, copyrights and copyright applications listed in Schedule 1.1(a)(i) have been duly executed and filed with the United States Patent and Trademark Office or Copyright Office, as applicable. Assignments of trademark registrations and pending trademark applications listed in Schedule 1.1(a)(i) and acquired from any third party have been duly executed and filed with the United States Patent and Trademark Office or foreign trademark authority, as applicable.
     (l) Neither the execution of this Agreement nor the consummation by the Seller of the transactions contemplated by this Agreement will result in any violation, loss or impairment of, or payment of any additional amounts with respect to, any Transferred Technology, nor require the consent of any governmental entity or third party with respect to any Transferred Technology. The Seller is not a party to any Contract under which a third party would have or would be entitled to receive a license or any other right to any Transferred Technology any other property or assets of Purchaser or any of Purchaser’s affiliates as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, nor would the consummation of such transactions result in the amendment or alteration of any license or other right which exists on the date of this Agreement.
     (m) Except as set forth on Schedule 2.15(m), the Seller has not assigned or granted any exclusive rights in any Transferred Technology to any third party.
     (n) No government funding, facilities of a university, college, other educational institution or research center or funding from third parties was used in the development of any Transferred Technology. To the Knowledge of Seller, no current or former employee, consultant or Independent Contractor of the Seller, who was involved in, or who contributed to, the creation or development of any Transferred Technology, has performed services for the government, university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Seller.
     (o) Seller and Purchaser are parties to that certain Joint Privilege Agreement dated as of March 5, 2008, pursuant to which Seller provided Purchaser with (i) an attorney-client privileged opinion of Seller’s retained counsel, dated February 29, 2008, and (ii) an attorney-client privileged opinion of Seller’s retained counsel, dated March 4, 2008 (collectively, the “JPA Opinions”). The representations and warranties as to certain factual matters made by Seller to its counsel as set forth in the product package insert contained in the written certificate delivered by Seller to such counsel (a copy of which is attached as Schedule 2.15(o) hereto), in connection with counsel’s rendering the JPA Opinions were true and correct in all respects on the date made.
     Section 2.16 Insurance. Schedule 2.16 contains a complete and correct list as of the date hereof of all insurance policies maintained by or on behalf of the Seller with respect to the Business and/or the Transferred Assets, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire, product liability and general liability insurance. True and complete copies of each listed policy have been furnished to Purchaser. Such policies are in full force and effect, all premiums due thereon have been paid and the Seller has complied in all material respects with the provisions of such policies. The Seller has not received any notice from any issuer of such insurance policies canceling or amending any policies listed on Schedule 2.16. There is no claim by the Seller pending under any of such policies as to which coverage has been denied or disputed by the underwriters or in respect of which the underwriters have reserved their rights. Neither the Seller nor any affiliate thereof has ever maintained, established, sponsored, participated in or contributed to any self-insurance plan with respect to the Business and/or Transferred Assets.
     Section 2.17 Fair Consideration; No Fraudulent Conveyance. Seller is not now and Seller will not be rendered insolvent by the sale, transfer and assignment of the Transferred Assets pursuant to the terms of this Agreement or the transactions contemplated hereby. Seller has no intention to file for bankruptcy, and, to Seller’s Knowledge, no insolvency proceedings of any character including without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting Seller or any of the Transferred Assets or Assumed Liabilities are pending or threatened. Seller is not entering into this Agreement and the transactions contemplated hereby with the intent to defraud, delay or hinder Seller’s creditors and the consummation of the transactions contemplated by this Agreement and the transactions contemplated hereby will not have any such effect. The transactions contemplated hereby do not constitute a fraudulent conveyance, or otherwise give rise to any right of any creditor of Seller whatsoever to any of the Transferred Assets after the Technology Closing.
     Section 2.18 Authorizations; Regulatory Compliance.
     Schedule 2.18 sets forth a complete list of all approvals, clearances, authorizations, licenses or registrations required by any governmental entity having regulatory authority or jurisdiction over the Business and the Products, including the United States Food and Drug Administration (“FDA”) and any regulatory authority in the jurisdiction or country in which the Products are manufactured, to permit the design, development, pre-clinical and clinical testing, manufacture, labeling, marketing, promotion, import, export, use and sale of the Products, whether required of Seller or, to Seller’s Knowledge, required of any of its suppliers or manufacturers. Except as set forth on Schedule 2.18:
     (a) The Business and the Products are in compliance in all material respects with all current applicable laws, statutes, rules, regulations, ordinances, standards, guidelines or orders administered, issued or enforced by the FDA or any other governmental entity having regulatory authority or jurisdiction over the Business and the Products, including, without limitation, the PHSA and relevant sections of the FDCA, and the United States National Organ Transplant Act, Title 21 of the Code of Federal Regulations Part 1271, Human Cells, Tissues, and Cellular and Tissue Based Products..
     (b) Seller and, to the Knowledge of Seller, its suppliers and manufacturers are in compliance in all material respects with all applicable laws, statutes, rules, regulations, ordinances, standards, guidelines or orders administered , issued or enforced by the FDA or any other governmental entity, including the American Association of Tissue Banks, relating to the methods and materials used in, and the facilities and controls used for, the design, manufacture, processing, packaging, labeling, storage and distribution of the Products and all Products have been processed, manufactured, packaged, labeled, stored, handled and distributed by Seller in compliance with the quality control procedures and specifications furnished by Seller to Purchaser and all applicable laws, statutes, rules, regulations, ordinances, standards, guidelines or orders administered, issued or enforced by the FDA or any other governmental entity, including the American Association of Tissue Banks, including, without limitation, current Good Tissue Practice regulations promulgated by the FDA and the United States National Organ Transplant Act, Title 21 of the Code of Federal Regulations Part 1271, Human Cells, Tissues, and Cellular and Tissue Based Products. Further, no governmental action has been taken or, to Seller’s Knowledge, is in the process of being taken that will slow, halt or enjoin the manufacturing of the Products or the operation of the Business or subject the manufacturing of the Products or the Business to regulatory enforcement action.
     (c) Seller has not received and, to Seller’s Knowledge, its manufacturers or suppliers have not received from the FDA or any other governmental entity, and to Seller’s Knowledge, there are no facts which would furnish any reasonable basis for, any notice of adverse findings, FDA warning letters, regulatory letters, notices of violations, warning letters, Section 305 criminal proceeding notices under the FDCA or other similar communication from the FDA or other governmental entity, and there have been no seizures conducted or, to Seller’s Knowledge, threatened by the FDA or other governmental entity, and no recalls, market withdrawals, field notifications, notifications of misbranding or adulteration, or safety alerts conducted, requested or threatened by the FDA or other governmental entity relating to the Business or to the Products.
     (d) For each of the Products, no pre-market notification (“510(k)”) submission is required and no 510(k) submission has been filed with the FDA or any other governmental entity.
     (e) To Seller’s Knowledge, there are no currently existing facts which will (i) cause the withdrawal or recall, or require suspension or additional approvals or clearances, of any Products currently sold by Seller, (ii) require a change in the manufacturing, marketing classification, labeling or intended use of any such Products, or (iii) require the termination or suspension of marketing of any such Products.
     (f) Except as set forth on Schedule 2.18(f), (i) none of the Products manufactured, marketed or sold by Seller has been recalled or subject to a field safety notification (whether voluntarily or otherwise); (ii) to Seller’s Knowledge none of the Products manufactured, marketed or sold by Seller’s manufacturers and suppliers has been recalled or subject to a field safety notification (whether voluntary or otherwise); and (iii) Seller has not received written notice (whether completed or pending) of any proceeding seeking recall, suspension or seizure of any products sold or proposed to be sold by Seller.
     (g) Seller has submitted to the FDA all Biological Product Deviation Reports relating to performance issues that could lead to serious injury or death that Seller has been required to submit under applicable federal statutes, rules, regulations, standards, guides or orders administered or promulgated by the FDA related to the Products. To Seller’s Knowledge, except as set forth on Schedule 2.18(g), no circumstances have arisen that would require Seller to submit a Biological Product Deviation Report to the FDA.
     Section 2.19 Products; Product Liability.
     (a) Each of the Products (including all Finished Inventory): (i) is, and at all times up to and including the sale thereof has been processed, manufactured, packaged, labeled, stored, handled, distributed, shipped, marketed and promoted, and in all other respects has been, in compliance with all applicable laws, statutes, rules, regulations, ordinances or orders administered, issued or enforced by the FDA or any other governmental entity, including, without limitation, current Good Tissue Practice regulations promulgated by the FDA, the PHSA and relevant sections of the FDCA, and the United States National Organ Transplant Act, Title 21 of the Code of Federal Regulations Part 1271, Human Cells, Tissues, and Cellular and Tissue Based Products and (b) is, and at all relevant times has conformed in all material respects to all specifications and any promises, warranties or affirmations of fact made in all regulatory filings or set forth in any regulatory approvals, authorizations or clearances pertaining thereto or made on the container or label for such Product or in connection with its sale. There is no design or manufacturing defect with respect to the Products.
     (b) Schedule 2.19(b) sets forth the forms of Seller’s service or product warranties that are currently applicable to services or merchandise related to the Business (including, without limitation, the Products). Except as set forth on Schedule 2.19(b), there are no existing or, to Seller’s Knowledge, threatened, claims against Seller for services or merchandise related to the Business which are defective or fail to meet any service or product warranties other than in the ordinary course of business consistent with past experience. Seller has not incurred liability arising out of any injury to individuals as a result of the ownership, possession, or use of any Product and, to Seller’s Knowledge, there has been no inquiry or investigation made in respect thereof by any governmental entity.
     Section 2.20 Environmental.
     (a) Except as would not be reasonably likely to result in a material liability of Seller with respect to the Business, (i) Seller is now and always has been in compliance with applicable legal requirements with respect to environmental laws, rules, regulations and ordinances, and (ii) to the Seller’s Knowledge, no underground storage tanks and no amount of any substance that has been designated by any governmental entity or by any legal requirements to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including PCBs, asbestos, petroleum, toxic mold, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies (a “Hazardous Material”), are present in, on or under any property of Seller used in the Business, including the land and the improvements, ground water and surface water thereof.

     (b) Except as would not be reasonably likely to result in a material liability to Seller with respect to the Business, Seller has not transported, stored, used, manufactured, disposed of, released, removed or exposed its employees or others to Hazardous Materials in violation of any legal requirement or manufactured any product containing a Hazardous Material in violation of any legal requirement, nor has Seller received notification from any party that it has or is alleged to have any remediation obligation relating to any Hazardous Material.
     Section 2.21 Real Property; Leases. Except as set forth on Schedule 2.21, Seller does not own, lease or sublease any real property used in or necessary for the operation of the Business.
     Section 2.22 Brokers. Except as set forth on Schedule 2.22, no broker or other representative has acted on behalf of Seller in connection with the transaction contemplated hereby in such manner as to give rise to any claim by any person against Purchaser or Seller for a finder’s fee, brokerage commission or similar payment.
     Section 2.23 Capital Expenditures. Set forth on Schedule 2.23 is a list of Seller’s approved capital expenditure projects related to the Business and involving in excess of $25,000 including: (i) projects which have been commenced but are not yet completed; (ii) projects which have not been commenced; and (iii) projects which have been completed in respect of which payment has been made, within the last twelve (12) months.
     Section 2.24 No Changes. Except as set forth on Schedule 2.24, since December 31, 2007 there has not been, occurred or arisen any of the following:
     (a) any amendment to the Seller Organizational Documents;
     (b) any incurrence or assumption by the Business of any indebtedness in excess of $5,000 individually or $25,000 in the aggregate;
     (c) the imposition of any Lien (other than Permitted Liens) upon any of the Transferred Assets;
     (d) any material damage, destruction or loss with respect to the Transferred Assets or any other real or tangible personal property used in the Business, whether or not covered by insurance;
     (e) any payment, loan or advance of any amount to, or sale, transfer or lease of any of the Transferred Assets to, or any agreement or arrangement relating to the Business or constituting a Transferred Asset with, any member or equity holder of Seller or any of their respective affiliates;
     (f) any change in the Tax or accounting principles, methods, practices or procedures followed by Seller or any change in the depreciation or amortization policies or rates theretofore adopted by Seller, except as required by GAAP or disclosed to Purchaser in writing;

     (g) any change or revocation by Seller of any Tax election with respect to the Business or any agreement or settlement with any governmental entity with respect to such Taxes;
     (h) any acquisition by Seller by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or corporation, partnership, association or other business organization or division thereof comprising all or a portion of the Business or the Transferred Assets;
     (i) any sale, lease or other transfer or disposition by Seller of its assets related to the Business, tangible or intangible, other than the sale of Product in the ordinary course of the Business;
     (j) any Contract (or series of related Contracts) related to the Business and entered into by Seller either involving more than $25,000 individually (or $50,000 in the aggregate) or outside the ordinary course of business;
     (k) any acceleration, termination, modification or cancellation of any Assumed Contract involving more than $25,000 individually (or $50,000 in the aggregate);
     (l) any capital expenditure (or series of related capital expenditures) related to the Business by Seller either involving more than $25,000 individually (or $50,000 in the aggregate) or outside the ordinary course of business;
     (m) any capital investment in, any loan to or any acquisition of the securities or assets of, any other person by Seller with respect to or in connection with the Business;
     (n) any delay or postponement of payment of accounts payable or other liabilities of Seller with respect to or in connection with the Business outside the ordinary course of Business consistent with past practice;
     (o) any cancellation, compromise, waiver or release of any right or claim of Seller with respect to or in connection with the Business outside the ordinary course of Business consistent with past practice;
     (p) the commencement or written notice to Seller or, to Seller’s Knowledge, oral notice or threat of commencement of any lawsuit or proceeding against the Transferred Assets or against Seller with respect to the Transferred Assets, the Product or the Business;
     (q) any license or sublicense of any rights of Seller under or with respect to the Transferred Technology;
     (r) any written notice or claim to Seller or, to Seller’s Knowledge, oral notice or claim of ownership by any Person of Business Intellectual Property or of infringement by the Business of any Person’s intellectual property rights;
     (s) any material change in pricing charged by Seller for Products; or

     (t) any negotiation or agreement by Seller or any officer or employee thereof to do any of the things described in the preceding clauses (a) through (s) (other than negotiations with Purchaser and its representatives regarding the transactions contemplated by this Agreement).
Since December 31, 2007, no Business Material Adverse Effect has occurred, and no event, circumstance, condition or effect has occurred that could reasonably be expected to result in a Business Material Adverse Effect.
     Section 2.25 Obsolete Items. Schedule 2.25 sets forth, as of the date hereof, a complete and accurate list of any category of products, supplies or parts used in the Business that has an aggregate inventory value in excess of $10,000 that has been identified through reasonable business practices to be obsolete, damaged or defective.
     Section 2.26 Customers and Suppliers. Schedule 2.26 identifies the Business’ ten (10) largest customers and suppliers (measured by dollar volume in each case) during the calendar year 2007 and during the first three months of 2008, showing with respect to each, the name and address, dollar volume and nature of the relationship (including the principal categories of Product bought or sold). Seller is not required to provide any bonding or other financial security arrangements in connection with any of the transactions with its customers or supplies. Seller has not received any direct communication (whether written or oral) of any intention of any customer or supplier identified on Schedule 2.26 to discontinue its relationship as a customer or supplier of, or materially reduce its purchases from or sales to Seller (or, post-Technology Closing, from Purchaser).
     Section 2.27 Disclosure. No statement (including without limitations, the representations and warranties and covenants contained in this Agreement) by Seller contained in this Agreement and none of the information contained in the schedules hereto, in any other Transaction Document and any document, written statement or certificate furnished to Purchaser and its representatives to Seller contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading. To the Seller’s Knowledge, there exists no fact that adversely affects the value of the Transferred Assets or the Business, prospects, financial condition or operations of the Business which has not been set forth in this Agreement or the schedules hereto. Seller has afforded to the officers, employees and authorized representatives of Purchaser (including, without limitation, independent public accountants and attorneys) access to all financial and other books and records (including computer files, retrieval programs and similar documentation) of Seller with respect to the Business.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Purchaser hereby represents and warrants to Seller as of the date hereof as follows:
     Section 3.1 Organization and Authority. Purchaser is duly formed, validity existing and in good standing under the laws of the State of Delaware and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, except when failure to be so qualified would not materially and adversely affect Purchaser’s business. Purchaser has full corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is party, to perform its obligations hereunder and under the Transaction Documents, to consummate the transactions contemplated hereby and thereby and to own and carry on the operation of its business as currently operated by it.
     Section 3.2 Organizational and Governing Documents; Approval.
     (a) Prior to the date hereof, Purchaser has furnished to Seller complete and correct copies of the certificate of incorporation and bylaws of Purchaser (the “Purchaser Organizational Documents”). The Purchaser Organizational Documents are in full force and effect and Purchaser is not in violation of any provision of the Purchaser Organizational Documents.
     (b) This Agreement and the Transaction Documents to which Purchaser is a party have been approved by all necessary corporate action of Purchaser.
     Section 3.3 Due Execution and Delivery. Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and each instrument required hereby and thereby to be executed and delivered by it, and to carry out its obligations hereunder and thereunder. Purchaser has duly executed and delivered this Agreement and, assuming the due authorization, execution and deliver of this Agreement by Seller, this Agreement constitutes (and, when executed and delivered, the Transaction Documents to which it is a party will constitute) the legal, valid and binding obligations of Purchaser enforceable against it in accordance with its terms, except that such enforcement (a) may be limited by bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally, and (b) is subject to the availability of equitable remedies, as determined in the discretion of the court before which such a proceeding may be brought.
     Section 3.4 Consents; No Conflicts. No consent, authorization, permit, waiver or approval of or from or notice to any person or any governmental authority is required as a condition to the execution and delivery of this Agreement by Purchaser or any of the Transaction Documents to which it is a party and the consummation of the transactions contemplated by this Agreement and such Transaction Documents by Purchaser. The execution and delivery of this Agreement and the other Transaction Documents and each instrument required hereby to be executed and delivered by Purchaser and the consummation of the transactions contemplated hereby and thereby by Purchaser will not contravene any applicable law or the Purchaser Organizational Documents.
     Section 3.5 Brokers. No broker or other representative has acted on behalf of Purchaser in connection with the transaction contemplated hereby in such manner as to give rise to any valid claim by any person against Seller for a finder’s fee, brokerage commission or similar payment.
ARTICLE IV.
CERTAIN COVENANTS AND AGREEMENTS
     Section 4.1 Further Assurances. Each of Seller and Purchaser covenants and agrees with the other that at any time and from time to time hereafter, and without further consideration,

each will promptly execute and deliver to the other such further assurances, instruments and documents and take such further action as the other may reasonably request in order to carry out the full intent and purpose of this Agreement and to consummate the transactions contemplated hereby. Without limiting the foregoing, Seller covenants and agrees with Purchaser that at any time and from time to time following the Technology Closing Date, if Seller shall be in breach of its representations and warranties set forth in Section 2.4 (Title and Sufficiency of Transferred Assets), Seller will, without further consideration, promptly execute and deliver to Purchaser such further assurances, instruments and documents and take such further action as Purchaser may reasonably request in order to remedy the breach of such representations and warranties.
     Section 4.2 Conduct of Activities Associated with the Transferred Assets. During the period from the date of this Agreement to (i) the Technology Closing with respect to the Technology Assets and (ii) the Manufacturing Closing with respect to the Manufacturing Assets, Seller will conduct its activities associated with the Transferred Assets in their ordinary and usual course, consistent with past practice, and will use commercially reasonable efforts to (i) preserve intact all rights, privileges, franchises and other authority related to the activities associated with the Transferred Assets and (ii) maintain in their current or currently planned condition (as such currently planned condition has been expressly communicated to Purchaser including but not limited to those matters set forth in the schedules hereto) its current relationships with licensors, licensees, suppliers, contractors, distributors, customers, and others having relationships related to the activities associated with the Business and the Transferred Assets. Without limiting the generality of the foregoing, and except as (i) expressly contemplated by this Agreement, (ii) set forth on Schedule 4.2 or (iii) approved in writing by Purchaser in advance, prior to the Technology Closing with respect to all Transferred Assets and the Manufacturing Closing with respect to the Manufacturing Assets, Seller will not:
     (a) create, incur or assume any obligation which would materially and adversely affect the Transferred Assets or Purchaser’s ability to conduct Business in substantially the same manner and condition as conducted by Seller on the date of this Agreement;
     (b) enter into any contract that, if entered into prior to the date hereof would be required to be set forth on Schedule 1.1(a)(x) or violate, terminate, amend or otherwise modify or waive any of the terms of any Assumed Contract;
     (c) sell, lease, license, transfer or dispose of any of the Transferred Assets (except for sales of Product in the ordinary course of business consistent with its past practices);
     (d) change any of its accounting methods with respect to the Business or the Transferred Assets;
     (e) terminate, waive or release any material right or material claim with respect to the Business or any of the Transferred Assets;
     (f) license any of the Transferred Technology (except for licenses under its standard customer agreement made in the ordinary course of business consistent with its past practices);

     (g) (i) initiate any litigation, action, suit, proceeding, claim or arbitration or (ii) settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration, in each case with respect to the Business or the Transferred Assets;
     (h) change the manner in which it extends warranties, discounts or credits to customers with respect to the Products;
     (i) modify, allow to lapse or otherwise fail to maintain insurance coverage with respect to the Transferred Assets at levels consistent with the amounts of such coverage in effect as of the date hereof;
     (j) sell, dispose of or encumber any of the Transferred Assets or license any Transferred Assets to any person;
     (k) enter into any agreements or commitments relating to the activities associated with the Transferred Assets;
     (l) fail to comply in all material respects with all laws and regulations applicable to the activities associated with the Transferred Assets;
     (m) change or announce any change to the Business or the Transferred Assets; or
     (n) (i) agree to do any of the things described in the preceding clauses (a)-(m) or (ii) take or agree to take any action which would reasonably be expected to prevent Seller from performing or cause Seller not to perform one or more covenants required hereunder or under any other Transaction Document to be performed by Seller.
     Section 4.3 Financial Statements.
     (a) Prior to the Technology Closing, Seller shall deliver to Purchaser historical financial statements for the Business for the fiscal year 2007 and, for each completed month period of 2008 and for the period between the last completed month and the Technology Closing Date, in each case in a form that complies with what is required by Item 9.01 of Form 8-K and Regulation S-X of the federal securities laws for a business acquisition required to be described in answer to Item 2.01 of Form 8-K, including information required in order for Purchaser to prepare the pro forma financial information required by Item 9.01 of Form 8-K. The historical financial statements for the Business for the fiscal year 2007 shall be accompanied by an unqualified report from Seller’s independent registered accounting firm (with notes thereto) stating to the effect that such financial statements present fairly, in all material respects, the financial position of the Business, as well as the results of operations and cash flows of the Business, for each of the periods covered by such financial statements, in conformity with GAAP.
     (b) Not later than thirty (30) days after the completion of each fiscal quarter of Seller that occurs during the period from the date of this Agreement through and up to the Technology Closing Date, Seller shall deliver to Purchaser quarterly financial statements for the Business (together with any required notes) in a form that Seller prepares for internal financial reporting; provided, however, that Seller shall provide Purchaser with such additional information as

Purchaser may reasonably request in order to comply with the requirements for financial statements included in Quarterly Reports on Form 10-Q filed under the Securities Exchange Act of 1934, as amended.
     (c) On or prior to the Technology Closing Date, Seller shall deliver to Purchaser the audited balance sheets and statements of income, changes in stockholders’ equity and cash flows of the Business as of the end of and for each of the fiscal years ended December 31, 2006 and December 31, 2007 or such other periods as shall be required to be reported by Purchaser by Item 9.01 of Form 8-K and Regulation S-X of the federal securities laws for a business acquisition required to be described in answer to Item 2.01 of Form 8-K (the “Audited Financial Statements”). The Audited Financial Statements shall be accompanied by an unqualified report from Seller’s independent registered accounting firm stating to the effect that the Audited Financial Statements present fairly, in all material respects, the financial position of the Business, as well as the results of operations and cash flows of the Business, for each of the periods covered by the Audited Financial Statements, in conformity with GAAP.
     (d) After the Technology Closing, at the reasonable request of Purchaser, Seller shall, and shall cause its affiliates to, cooperate fully in the preparation of all financial statements reasonably determined by Purchaser to be necessary to meet its financial reporting and Tax obligations in connection with the consummation of the transactions contemplated hereby. Seller shall provide Purchaser with any records and other information in Seller’s possession or control as shall be reasonably requested by Purchaser in connection therewith and shall use commercially reasonable efforts to cause to be provided to Purchaser any records and other information that is not in the possession or control of Seller as shall be reasonably requested by Purchaser in connection therewith and shall use commercially reasonable efforts to provide Purchaser with access to Seller’s accountants.
     Section 4.4 Post-Technology Closing Receipts. Seller shall hold in trust for, and promptly remit to Purchaser without deduction, any amounts collected or received by Seller that relate to the Business or Purchaser following the Technology Closing. Purchaser shall hold in trust for, and promptly remit to Seller without deduction, any amounts collected or received by Purchaser that either constitute accounts receivable related to Product sold by Seller prior to the Technology Closing Date or that do not relate to the Transferred Assets.
     Section 4.5 Confidentiality. (a) Seller will maintain confidential all information related to the Business, the Product and the Transferred Assets including, without limitation, business plans and proposals, marketing strategies, standard operating procedures, personnel data, pricing, intellectual property and all other information that would be considered confidential and proprietary (“Confidential Information”).
     (b) For a period of five (5) years from the Technology Closing Date, Seller will treat all Confidential Information with the same degree of care that it employs with respect to its own confidential information which it does not desire to have published or disseminated. In no event will that degree of care be less than that employed by a reasonable person. Notwithstanding the foregoing, Seller shall have no such obligation with respect to that portion of the Confidential Information that Seller can demonstrate is (i) in the public domain or enters the public domain without the wrongful act or breach of this Agreement by Seller, (ii) approved in advance in writing by Purchaser for release by Seller or (iii) disclosed by order of a court of competent jurisdiction, provided that such disclosure is subject to all applicable governmental or judicial protection for like material and reasonable advance notice is give by Seller to Purchaser.
     The fact that Confidential Information may be in or becomes part of the public domain, in and of itself, does not exclude any specific information from obligations of this Agreement.
     Section 4.6 No Other Bids.
     (a) Until the earlier to occur of (a) the Manufacturing Closing or (b) the earlier termination of this Agreement pursuant to its terms, neither Seller nor any of Seller’s officers, managers, employees, agents or other representatives shall, directly or indirectly, (i) initiate, solicit, entertain or encourage (including by way of furnishing information regarding the Transferred Assets) any Asset Acquisition Proposal, or make any statements to third parties which may reasonably be expected to lead to any Asset Acquisition Proposal or (ii) negotiate, engage in any substantive discussions, or enter into any agreement, with any Person concerning any Asset Acquisition Proposal. Notwithstanding the foregoing, if at any time prior to obtaining the Stockholder Approval (i) Seller receives an unsolicited bona fide written Asset Acquisition Proposal that did not result from any breach of this Section 4.6, (ii) the Board of Directors of Seller shall have first determined in good faith that such Asset Acquisition Proposal constitutes a Superior Proposal, (iii) the Board of Directors of Seller shall have first determined in good faith, after consultation with outside counsel, that failure to take such action would result in a breach of its fiduciary duties under the Delaware General Corporation Law (“DGCL”), and (iv) Seller shall have notified Purchaser of such determination (a “Notice of Superior Proposal”) and offered to discuss in good faith with Purchaser (and, if Purchaser accepts, thereafter negotiated in good faith), for a period of no less than five (5) business days, any adjustments in the terms and conditions of this Agreement proposed by Purchaser. If, following such notice and discussions, the Board of Directors of Seller (after consultation with its outside counsel and regionally-recognized independent financial advisor) shall have resolved, after taking into account the results of such discussions and proposals by Purchaser, if any, that the Asset Acquisition Proposal remains a Superior Proposal, then Seller may (A) furnish non-public information with respect to Seller to the person or group making such Asset Acquisition Proposal and their representatives pursuant to a customary confidentiality agreement, and (B) participate in discussions or negotiations with such person or group and their respective representatives regarding such Asset Acquisition Proposal, provided, however, that Seller shall provide or make available to Purchaser any material non-public information concerning Seller, the Business or the Transferred Assets that is provided to the person making such Asset Acquisition Proposal or its representatives which was not previously provided or made available to Purchaser. Each Notice of Superior Proposal delivered pursuant to this Section 4.6(a) shall include the forms of agreements pursuant to which the Superior Proposal would be implemented or, if no such agreements have been proposed, a written summary of the material terms and conditions of such Superior Proposal (it being understood that Seller must deliver a new Notice of Superior Proposal and thereafter negotiate as provided herein in the event of any modification to an Asset Acquisition Proposal if such modification results in the determination that such Asset Acquisition Proposal is a Superior Proposal).

     (b) Nothing contained in this Section 4.6 or in Section 4.21 shall prohibit Seller from taking and disclosing to its stockholders a position with respect to a tender offer contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or from making any disclosure to Seller’s stockholders if, in the good faith judgment of the Board of Directors of Seller, after consultation with outside counsel, failure to so disclose would result in a breach of its fiduciary duties under the DGCL; provided that disclosure to stockholders pursuant to Rule 14e-2 relating to an Asset Acquisition Proposal shall be deemed to be a Change in the Seller Board Recommendation under Section 4.21(c) unless the Board of Directors of Seller expressly, and without qualification, concurrently with such disclosure reaffirms the Seller Board Recommendation.
     (c) Seller will promptly inform Purchaser in writing of any Asset Acquisition Proposal (whether or not such Asset Acquisition Proposal shall be determined by the Board of Directors of Seller to constitute a Superior Proposal) received by them and shall provide to Purchaser the name of such third party and the terms of any such Asset Acquisition Proposal. The covenants in this Section 4.6 will apply to any and all discussions in which Seller is currently involved with third parties with respect to an Asset Acquisition Proposal, and Seller shall immediately terminate all such discussions.
     Section 4.7 Post-Technology Closing Cooperation Relating to Transferred Assets.
     (a) Seller agrees that, during the term of the Manufacturing Agreement, if reasonably requested by Purchaser, it will cooperate with Purchaser in enforcing the terms of any Assumed Contract as well as the protection of any and all intellectual property rights related to the Transferred Technology (“Intellectual Property Rights”). In the event that Purchaser is unable to enforce its Intellectual Property Rights against a third party as a result of a rule or law barring enforcement of such rights by a transferee of such rights, Seller agrees to, during the period commencing on the Technology Closing Date and ending on the date that is eighteen (18) months following the Manufacturing Closing Date, reasonably cooperate with Purchaser by assigning to Purchaser such rights as may be reasonably required by Purchaser to enforce its Intellectual Property Rights in its own name.
     (b) Seller agrees further that, following the Technology Closing Date, if any consent or waiver set forth in Schedule 5.2(f) has not been delivered to Purchaser by Seller at or prior to the Technology Closing Date, Seller shall use commercially reasonable efforts to obtain such approval or permit at the sole expense of Seller following the Technology Closing Date.
     (c) Seller agrees further that, following the Technology Closing Date, Seller shall, upon the request of Purchaser and at the sole cost and expense of Purchaser, reasonably cooperate with Purchaser to enforce Seller’s and/or Purchaser’s rights with respect to confidentiality and non-disclosure covenants executed by any person in favor of Seller with respect to the Business and/or the Transferred Assets prior to the Technology Closing Date.
     (d) Seller agrees further that, if reasonably requested by Purchaser, Seller shall reasonably cooperate with Purchaser to provide reasonable access to records and personnel of Seller to the extent Purchaser finds such access necessary in order to transition the Transferred Assets into service of Purchaser.

     (e) At or prior to the Technology Closing Date, Seller shall cause Purchaser to be designated as an additional loss payee with respect to any loss related to the Manufacturing Assets on all insurance policies identified on Schedule 2.16. From the Technology Closing through the date immediately following the Manufacturing Closing, Seller shall maintain each such insurance policy in full force and effect (or replace with coverage of similar level) and pay all premiums thereon when due and payable and comply in all material respects with the provisions of such policies.
     (f) Seller hereby constitutes and appoints Purchaser (and its successors and assigns), from and after the Technology Closing Date, the true and lawful attorney or attorneys of Seller, with full power of substitution, for Seller and in its name and stead, or otherwise, but on behalf and for the benefit of Purchaser (and its successors and assigns), to (i) from and after the Technology Closing Date, demand and receive from time to time the Technology Assets sold, transferred, assigned, set over, conveyed and delivered hereunder and under the Bill of Sale — Technology Assets and (ii) from and after the Manufacturing Closing Date, demand and receive from time to time the Manufacturing Assets sold, transferred, assigned, set over, conveyed and delivered hereunder and under the Bill of Sale — Manufacturing Assets, and to give receipts and releases for and in respect of the same and any part thereof, and from time to time to institute and prosecute in the name of Seller or otherwise, but for the benefit of Purchaser (and its successors and assigns), any and all proceedings at law, in equity or otherwise, which Purchaser (and its successors or assigns) may deem proper in order to collect, assert or enforce any claim, right or title of any kind in and to the Technology Assets and Manufacturing Assets sold, transferred, assigned, set over, conveyed and delivered hereunder and under the Bill of Sale — Technology Assets and Bill of Sale — Manufacturing Assets, and to defend or compromise any or all actions, suits or proceedings in respect of the Technology Assets and/or the Manufacturing Assets and do all such acts and things in relation thereto as Purchaser (and its successors and assigns) shall reasonably deem advisable, Seller hereby declaring that the appointment made and the powers hereby granted are coupled with an interest and are and shall be irrevocable by Seller in any manner and for any reason.
     Section 4.8 No Post-Technology Closing Retention of Copies. Immediately after (i) the Technology Closing with respect to the Technology Assets and (ii) the Manufacturing Closing with respect to the Manufacturing Assets, Seller shall deliver to Purchaser or destroy copies of any Transferred Assets in Seller’s possession that are in addition to those delivered to Purchaser, whether such copies are in paper form, on computer media or stored in another form; provided, however, that Seller may retain and use copies of books and records (financial or otherwise) relating to the activities associated with the Transferred Assets to the extent necessary to comply with applicable law.
     Section 4.9 Noncompetition and Nonsolicitation.
     (a) From the Technology Closing Date to the date that is eighteen (18) months following the Manufacturing Closing (such period, the “Restricted Period”), Seller agrees that Seller will not, whether on Seller’s own behalf or on behalf of or in conjunction with any person, directly or indirectly; (i) engage in any business or activities that compete with the Business (a “Competitive Business”); (ii) enter the employ of, or render services to, any person (or any affiliate of any person) who or which is engaged in a Competitive Business with respect to such

Competitive Business (whether directly or indirectly); or (iii) acquire a financial interest in, or otherwise become actively involved with, any Competitive Business, directly or indirectly, as a partner, shareholder, officer, director, principal, agent, trustee or consultant. Notwithstanding the foregoing, nothing in this Section 4.9 shall prevent, prohibit, restrict or otherwise limit Seller’s right or ability to, subject to Purchaser’s rights pursuant to Section 4.13 hereof (i) engage in or operate the business of any second generation mesenchymal stem cells product for bone repair utilizing culturally-expanded mesenchymal stem cells to create a synthetic version of the Product, including, without limitation, Osteocel® XC or (ii) consummate a transaction with a third party, through stock or asset acquisition, merger, consolidation or otherwise, where any such third party acquires all or a portion of the outstanding common stock or assets of Seller, provided that any such third party who acquires all of the outstanding commons stock or substantially all of the assets of Seller shall expressly agree, in writing, to be bound by the terms of this Section 4.9, provided further, however. that any such third party acquiror will not be prevented from engaging in a Competitive Business if, and to the extent to which, such acquiror engaged in the Competitive Business prior to such transaction.
     (b) During the Restricted Period, Seller will not, whether on Seller’s own behalf or on behalf of or in conjunction with any person, directly or indirectly: (i) solicit, encourage or attempt to solicit or encourage any person who is at the time of such solicitation, encouragement, or attempted solicitation or encouragement an employee of Purchaser or any of its affiliates and who was immediately prior to the Technology Closing or Manufacturing Closing (as applicable), a Seller Employee to leave the employment of Purchaser or its affiliates; (ii) hire any Seller Employee who left the employment of Seller or its affiliates coincident with or in connection with the Technology Closing or the Manufacturing Closing; or (iii) hire any Seller Employee who terminates employment with Purchaser or its affiliates in the one year period following the Manufacturing Closing.
     (c) During the Restricted Period, Seller agrees that Seller will not, whether on Seller’s own behalf or on behalf of or in conjunction with any person, directly or indirectly solicit, encourage or attempt to solicit or encourage to cease to work with Purchaser or its affiliates any employee of, or consultant then under contract with, Purchaser or its affiliates who is or has been engaged in the Business.
     (d) During the Restricted Period, Seller agrees that Seller will not, directly or indirectly (i) solicit, induce or attempt to induce any customer to cease doing business in whole or in part with Purchaser or its affiliates with respect to the Business; (ii) attempt to limit or interfere with any business agreement existing between the Purchaser and/or its affiliates and any third party; or (iii) disparage the business reputation or employees of Purchaser, or any of its affiliates, or take any actions, knowingly, willfully or, recklessly, that are harmful to the Purchaser’s or its affiliates’ goodwill with their customers, clients, publishers, advertisers, marketers, vendors, employees, service providers, media or the public.
     Section 4.10 Notice of Breaches. From the date of this Agreement until (i) the Technology Closing date with respect to all Transferred Assets and (ii) the Manufacturing Closing with respect to the Manufacturing Assets, the Seller shall promptly deliver to the Purchaser a written notice containing supplemental information concerning events or circumstances first occurring subsequent to the date hereof which would render any representation, warranty or statement in this Agreement inaccurate or incomplete, or any covenant breached, as of any date after the date of this Agreement, specifying the applicable section of this Agreement to which such supplemental information applies (including any changes pursuant to subsection (b) of this Section, the “Notice of Breach”). Following the delivery of any such Notice of Breach, Seller shall promptly deliver to Purchaser all additional information reasonably requested by Purchaser with respect to the content of such Notice of Breach. No delivery of any Notice of Breach pursuant to this Section 4.10 or knowledge of any such breach (however obtained) shall be deemed to amend or supplement any schedule to this Agreement or affect the rights and remedies of Purchaser under Article VIII of this Agreement.
     Section 4.11 Certain Employee Matters.
     (a) As soon as reasonably practicable following the date hereof, Seller shall provide Purchaser reasonable access during normal working hours to active employees of Seller performing services with respect to the Business (“Seller Employees”) to enable Purchaser to discuss compensation terms and present offers or employment or service to such employees.
     (b) Purchaser may, in its sole discretion, offer employment to Seller Employees commencing as of the Manufacturing Closing (each Seller Employee who executes and delivers to the Purchaser such an offer of employment, a “Transferred Employee”). With respect to any Seller Employee who receives an offer of employment from Purchaser prior to the Manufacturing Closing Date, Seller shall assist Purchaser with its efforts to enter into an offer letter with such employee as soon as reasonably practicable after the date hereof and in any event prior to the Manufacturing Closing Date. Notwithstanding any of the foregoing, Purchaser shall not have any obligation to make an offer of employment to any Seller Employee. Purchaser agrees that Purchaser will not, directly or indirectly, solicit, encourage or attempt to solicit or encourage to cease to work with Seller any Seller Employee for employment with Purchaser commencing prior to the Manufacturing Closing Date without the consent of Seller, which consent shall not be unreasonably withheld.
     (c) From and after the Technology Closing Date or the Manufacturing Closing Date, as applicable, Purchaser shall recognize each Transferred Employee’s original hire date with Seller and prior service with Seller (as recognized by Seller immediately prior to the Technology Closing Date or the Manufacturing Closing Date, as applicable) as service with Purchaser for purposes of eligibility to participate in, and determining vesting and any accrued benefits based on length of service under, Purchaser’s employee benefit plans, policies, arrangements and payroll policies, including vacation benefits.
     (d) Seller shall make employment files of the Seller Employees available for inspection by Purchaser, to the extent permitted by and in accordance with applicable law.
     (e) Seller shall, at Purchasers request, accelerate the vesting of any Seller Options held by one or more Transferred Employees at or following the Technology Closing on the terms and subject to the conditions as Purchaser shall reasonably request and in a manner consistent with the applicable plan option agreements and related documents.
     Section 4.12 Right of First Negotiation; Purchase Option.

     (a) Purchase Option. For a period commencing on the Technology Closing Date and ending at 11:59 p.m. pacific time on December 31, 2009, Purchaser shall have the right to acquire, and Seller shall be obligated to provide, the exclusive rights to any second generation mesenchymal stem cell product for bone repair utilizing culture expanded mesenchymal stemcells to create a synthetic version of the Product (“Osteocel XC®”) on the terms and conditions set forth on Schedule 4.12.
     (b) Right of First Negotiation. From the Technology Closing Date until December 31, 2009, and subject to Purchaser’s rights under Section 4.12(a) hereof, if Seller desires to enter into a transaction or accept a third-party proposal for the sale (whether directly or by merger, acquisition or any other asset sale or change of control transaction), license, joint-venture arrangement, transfer or partial transfer (or similar arrangement) of Osteocel XC® (an “Osteocel XC Transaction”), it shall first provide Purchaser with a notice of such desired Osteocel XC Transaction (a “Negotiation Notice”). The Negotiation Notice shall include in reasonable detail all material economic, legal and business terms of the Osteocel XC Transaction proposed by Seller. If, within five (5) business days of receipt of a Negotiation Notice, Purchaser gives Seller written notice of its interest to negotiate such Osteocel XC Transaction on the terms contained in the Negotiation Notice (an “Affirmative Response Notice”), then Seller and Purchaser agree, promptly and in good faith, to exclusively negotiate a legally-binding agreement to carry out such Osteocel XC Transaction. If Purchaser fails to respond to the Negotiation Notice within said five (5) business day period, or if Seller and Purchaser fail, after good faith efforts, to enter into a written agreement for such Osteocel XC Transaction within thirty (30) days after delivery of Seller’s Negotiation Notice, then neither Purchaser nor Seller shall have a right or be under any obligation to enter into such Osteocel XC Transaction, and Seller (subject to the right of Purchaser to exercise its right pursuant to Section 4.12(a)) may consummate with a third-party a transaction on terms not materially less favorable to Seller, taken as a whole, than the terms contained in the Negotiation Notice. If Purchaser delivers an Affirmative Response Notice to Seller pursuant to this Section 4.12(b), Purchaser shall provide to Seller a draft definitive agreement for the Osteocel XC Transaction.
     Section 4.13 Brand and Trademarks. Except as expressly provided in this Agreement or in the Manufacturing Agreement, Purchaser shall have no rights to any of Seller’s intellectual property other than the Transferred Technology, and Seller shall have no rights to any of Purchaser’s intellectual property.
     Section 4.14 Consents. Prior to the Technology Closing Date, Seller shall use its commercially reasonable efforts to obtain in writing and at its own expense all consents and waivers referred to on Schedule 2.5 hereto. To the extent that an attempted assignment or transfer of any Assumed Contract would constitute a breach thereof, this Agreement shall not constitute an assignment or attempted assignment thereof. In such a case, Seller shall establish with Purchaser any back-to-back arrangement reasonably requested by Purchaser in order to provide for Purchaser the benefits intended to be assigned under any such Assumed Contract (subject to the right of any third party thereunder to terminate such Assumed Contract), including, without limitation, the enforcement by Seller for the benefit of Purchaser, at Purchaser’s sole cost and expense, of any and all rights of Seller against a third party to such Assumed Contract arising out of the breach by such third party or otherwise.

     Section 4.15 Hart-Scott-Rodino Notification.
     (a) Seller and Purchaser shall each promptly prepare, execute and file a notification with the United States Justice Department and the Federal Trade Commission as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”). Seller and Purchaser shall cooperate with each other in connection with the preparation of such notification, including sharing information concerning sales and ownership and such other information as may be needed to complete such notification, and providing a copy of such notification to the other prior to filing. Each of Seller and Purchaser shall keep all information about the other obtained in connection with the preparation of such notification confidential. Purchaser and Seller shall each pay one-half of the filing fee required under by the regulations promulgated pursuant to HSR. Purchaser and Seller shall promptly inform the other of any material communication between such party and any governmental entity regarding any of the transactions contemplated hereby. If either party received any formal or informal request for supplemental information or documentary material from any governmental entity with respect to the transactions contemplated hereby, then the recipient of such request shall make, or case to be made, as soon as reasonably practicable, a response in compliance with such request and, in making any such response, the responding party shall consider in good faith the views of the other party hereto. Seller and Purchaser covenant and agree that the Technology Closing shall be subject and conditioned upon the receipt of requisite approvals or the expiration of the applicable waiting period under HSR.
     (b) Notwithstanding anything in this Agreement to the contrary, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraining o trade (collectively, “Antitrust Laws”), it is expressly understood and agreed that: (i) Purchaser and Seller shall provide information required by law or governmental regulation and shall use commercially reasonably efforts to substantially comply as promptly as practicable with any “second request” for information pursuant to the Antitrust Laws; (ii) Purchaser and Seller shall use their commercially reasonably efforts to resolve such objections, if any, as may be asserted by any governmental entity with respect to the transactions contemplated by this Agreement under Antitrust Laws; provided, however, that (A) neither Purchaser nor Seller shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (B) Purchaser shall be under no obligation to make proposals, execute or carry out agreements or submit to orders providing for (1) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Purchaser or any of its affiliates or the Transferred Assets, or (2) the imposition of any limitation or regulation on the ability of Purchaser or any of its affiliates to freely conduct their business or own such assets.
     Section 4.16 Public Announcement. Except as required by law, neither party (nor any director, officer, employee or affiliate of either party) shall make any public announcement, whether written or oral, concerning this Agreement or the subject matter hereof without the prior written consent of the other.

     Section 4.17 Bulk Sales Laws. Seller shall comply, in connection with transactions contemplated by this Agreement, with any applicable bulk sales laws and any other applicable bulk sales laws with respect to or requiring notice to Seller’s creditors, in effect as of the Technology Closing Date with respect to the Technology Assets and the Manufacturing Closing Date with respect to the Manufacturing Assets.
     Section 4.18 Transfer Taxes. All sales or use, transfer, real property gains, excise, stamp, business and occupation, or other similar Taxes, resulting or arising out of or in connection with the consummation of the transactions contemplated hereby (“Transfer Taxes”) and imposed on Seller shall be paid by Seller and Seller shall promptly discharge such Transfer Taxes when due. All Transfer Taxes imposed on Purchaser other than Transfer Taxes resulting from Seller’s breach of this Section 4.19 shall be paid by Purchaser.
     Section 4.19 Termination of Certain Contracts. At or prior to the Technology Closing Date, Seller shall deliver to each party to those Contracts identified on Schedule 2.9(c) a notice of termination, which termination shall be effective as of the date set forth opposite each such Contract on Schedule 2.9(c). Notwithstanding the foregoing, Seller shall give any such notice of termination following the Technology Closing Date within two (2) business days of receipt of a written request of Purchaser to earlier deliver such notice of termination. Seller acknowledges that Seller’s failure to comply with the provisions of this Section 4.20 shall be a material breach of this Agreement for purposes of Section 5.2(b) hereof.
     Section 4.20 Preparation of Proxy Statement; Stockholder Meeting.
     (a) As promptly as reasonably practicable following the date of this Agreement, Seller shall prepare and file with the Securities and Exchange Commission (the “SEC”) a proxy statement relating to the approval of the transactions contemplated by this Agreement by Seller’s stockholders (as amended or supplemented from time to time, the “Proxy Statement”) and Seller shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto and to cause the Proxy Statement to be mailed to Seller’s stockholders as promptly as reasonably practicable following the date of this Agreement. Seller shall promptly notify Purchaser upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Purchaser with copies of all correspondence between Seller and its representatives, on the one hand, and the SEC and its staff, on the other hand. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Seller shall (i) provide Purchaser the reasonable opportunity to review and comment on such document or response prior to any filing of such document or response to any comments of the SEC and consider in good faith Purchaser’s comments, (ii) include in such document or response all comments reasonably proposed by Purchaser with respect to any statement or information specifically relating to the Purchaser.
     (b) Seller shall, as promptly as reasonably practicable following the date of this Agreement (taking into consideration regulatory review processes and timing therefore), establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders Meeting”) for the purpose of obtaining the affirmative vote of the holders of a majority of the outstanding shares of Seller’s common stock, par value $0.001 per share, in favor of approval of the transactions contemplated by this Agreement (the “Stockholder Approval”). Seller shall cause the Stockholders Meeting to be held as promptly as reasonably practicable after the date of this Agreement. Except as set forth in Section 4.6(b), Seller shall, through its board of directors, recommend to its stockholders that they approve this Agreement and the transactions contemplated hereby, and shall include such recommendation in the Proxy Statement (“Seller Board Recommendation”).
     (c) Except as set forth in this Section 4.20(c), the Board of Directors of Seller shall not (i) withdraw or modify in a manner adverse to Purchaser, or publicly propose to withdraw or modify in a manner adverse to Purchaser, the Seller Board Recommendation; (ii) approve or recommend any letter of intent, agreement in principle, acquisition agreement, option agreement or similar agreement constituting or relating to, or that is intended to be or would reasonably be likely to result in, any Asset Acquisition Proposal; or (iii) approve or recommend, or publicly propose to approve, endorse or recommend, any Asset Acquisition Proposal. Notwithstanding the foregoing, if, prior to receipt of the Stockholder Approval, the Board of Directors of Seller determines in good faith that an unsolicited bona fide written Alternative Proposal received by Seller constitutes a Superior Proposal (after compliance with the notification and negotiation provisions set forth herein), the Board of Directors of Seller may withdraw, modify or qualify its Seller Board Recommendation (a “Change in Seller Board Recommendation”) and may recommend such Superior Proposal.
ARTICLE V.
CONDITIONS TO CLOSING
     Section 5.1 Conditions to Obligations of Each Party. The respective obligations of each of Purchaser and Seller to consummate the transactions contemplated in this Agreement are subject to the satisfaction of the following conditions:
     (a) All applicable waiting periods (and any extensions thereof) under HSR shall have expired or otherwise been terminated;
     (b) No law or regulation shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any governmental entity shall be in effect, in each case which has the effect of making the transactions contemplated by this Agreement illegal, or otherwise enjoining or prohibiting the consummation of the transactions contemplated by this Agreement; and
     (c) The Stockholder Approval shall have been obtained.
     Section 5.2 Conditions to the Obligations of the Purchaser. The obligation of Purchaser to consummate the transactions contemplated in this Agreement are subject to the satisfaction (or waiver by Purchaser) of the following additional conditions:
     (a) (i) The representations and warranties of Seller set forth in Sections 2.1, 2.2, 2.3 and 2.4 shall be true and correct in all respects at and as of the Technology Closing Date as if first made on the Technology Closing Date, and (ii) the other representations and warranties of Seller set forth in Article II shall be true and correct in all material respects (except for any such representations and warranties that are qualified by materiality, which shall be true and correct in all respects) on and as of the date hereof and on and as of the Technology Closing Date, as though first made on and as of the Technology Closing Date (other than representations and warranties made as of a specified date, which need be true and correct only as of the specified date);
     (b) Seller shall have (i) performed and complied with its agreements and covenants under Section 4.3 (Financial Statements), including, for avoidance of doubt, delivery of the Audited Financial Statements pursuant to Section 4.3(c) hereof and (ii) performed and complied in all material respects with all of its other agreements and covenants required to be performed or complied with under this Agreement as of the Technology Closing;
     (c) There shall not have occurred, from the date of this Agreement through the Technology Closing Date, any Business Material Adverse Effect or any event or development which, individually or in the aggregate, would have a Business Material Adverse Effect;
     (d) No action suit, proceeding claim, arbitration or investigation before any governmental entity or before any arbitrator shall be pending that would reasonably be expected to result in an unfavorable judgment, order, decree, stipulation or injunction that would: (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation;
     (e) Seller shall have delivered to Purchaser a certificate executed by an authorized officer of the Seller to the effect that each of the conditions specified in clauses (a), (b), (c) and (d) of this Section 5.2 has been satisfied as of immediately prior to the Technology Closing in all respects;
     (f) Seller shall have given such notices and obtained in writing and at its own expense all consents and waivers referred to on Schedule 5.2(f) hereto, and Seller shall have delivered to Purchaser copies of each such fully executed notice, consent and/or waiver;
     (g) Seller shall have delivered to Purchaser a bill of sale and assignment and assumption agreement in the form attached hereto as Exhibit A (the “Bill of Sale — Technology Assets”) dated as of the Technology Closing Date and duly executed by an authorized officer of Seller;
     (h) Seller shall have delivered to Purchaser (i) an assignment of intellectual property in the form attached hereto as Exhibit B (the “IP Assignment Agreement — Patents”) and (ii) an assignment of intellectual property in the form attached hereto as Exhibit C (the “IP Assignment Agreement — Trademarks”), in each case dated as of the Technology Closing Date and duly executed by an authorized officer of Seller;
     (i) Seller shall have delivered to Purchaser a manufacturing and supply agreement in the form attached hereto as Exhibit D (the “Manufacturing Agreement”) dated as of the Technology Closing Date and duly executed by an authorized officer of Seller;

     (j) Seller shall have delivered to Purchaser a license agreement in the form attached hereto as Exhibit E (the “License Agreement”) dated as of the Technology Closing Date and duly executed by an authorized officer of Seller;
     (k) McKenna Long & Aldridge LLP, counsel to Seller, shall have delivered to Purchaser an opinion in the form attached hereto as Exhibit F, dated as of the Technology Closing Date;
     (l) All Liens other than Permitted Liens to which any of the Technology Assets are subject or by which any of the Technology Assets are bound shall have been removed and Seller shall have delivered to Purchaser evidence of the removal of such Liens that is reasonably acceptable to Purchaser;
     (m) Seller shall have delivered to Purchaser a secretary’s certificate in the form attached hereto as Exhibit G, dated as of the Technology Closing Date and duly executed by the Secretary or Assistant Secretary of Seller; and
     (n) Seller shall have obtained from the Secretary of State of the State of Delaware, and delivered to Purchaser, a certificate of good standing of Seller.
     Section 5.3 Conditions to the Obligations of Seller. The obligation of Seller to consummate the transactions contemplated in this Agreement are subject to the satisfaction (or waiver by Seller) of the following additional conditions:
     (a) (i) The representations and warranties of Purchaser set forth in Sections 3.1, 3.2 and 3.3 shall be true and correct in all respects at and as of the Technology Closing Date as if first made on the Technology Closing Date, and (ii) the other representations and warranties of Purchaser set forth in Article III shall be true and correct in all material respects (except for any such representations and warranties that are qualified by materiality, which shall be true and correct in all respects) on and as of the date hereof and on and as of the Technology Closing Date, as if first made at and as of the Technology Closing Date (other than representations and warranties made as of a specified date, which need be true and correct only as of the specified date);
     (b) Purchaser shall have performed and complied in all material respects with all of its agreement and covenants required to be performed or complied with under this Agreement as of the Technology Closing;
     (c) No action, suit, proceeding claim, arbitration or investigation before any governmental entity or before any arbitrator shall be pending that would reasonably be expected to result in an unfavorable judgment, order, decree, stipulation or injunction that would: (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation;
     (d) Purchaser shall have delivered to Seller a certificate executed by an authorized officer of the Seller to the effect that each of the conditions specified in clauses (a), (b) and (c) of this Section 5.3 has been satisfied as of immediately prior to the Technology Closing in all respects;

     (e) Purchaser shall have delivered to Seller the Bill of Sale — Technology Assets dated as of the Technology Closing Date and duly executed by an authorized officer of Purchaser;
     (f) Purchaser shall have delivered to Seller the Manufacturing Agreement dated as of the Technology Closing Date and duly executed by an authorized officer of Purchaser;
     (g) Purchaser shall have delivered to Seller the License Agreement dated as of the Technology Closing Date and duly executed by an authorized officer of Purchaser;
     (h) DLA Piper US LLP, counsel to Purchaser, shall have delivered to Purchaser an opinion in the form attached hereto as Exhibit H, dated as of the Technology Closing Date;
     (i) Purchaser shall have delivered to Seller a secretary’s certificate in the form attached hereto as Exhibit I, dated as of the Technology Closing Date and duly executed by the Secretary or Assistant Secretary of Purchaser; and
     (j) Purchaser shall have obtained from the Secretary of State of the State of Delaware, and delivered to Seller, a certificate of good standing of Purchaser.
ARTICLE VI.
CONDITIONS TO THIRD MILESTONE PAYMENT
     Section 6.1 Conditions to Third Milestone Payment. Purchaser’s obligation to make the Third Milestone Payment on the Manufacturing Closing Date shall be subject to the satisfaction (or waiver by Purchaser) of the following conditions:
     (a) (i) The representations and warranties of Seller set forth in Sections 2.1, 2.2, 2.3 and 2.4 shall be true and correct in all respects with respect to Seller and the Manufacturing Assets, as applicable, at and as of the Manufacturing Closing Date as if first made on the Manufacturing Closing Date, and (ii) the other representations and warranties of Seller set forth in Article II shall be true and correct in all material respects with respect to Seller and the Manufacturing Assets, as applicable, at and as of the Manufacturing Closing Date, as if first made at and as of such time;
     (b) Seller shall have performed and complied in all material respects with all of its agreements and covenants required to be performed or complied with under this Agreement with respect to the Manufacturing Assets as of the Manufacturing Closing Date;
     (c) There shall not have occurred, from the date of this Agreement through the Manufacturing Closing Date, any event, circumstance, development with respect to, change in or effect on the Manufacturing Assets that is, or could reasonably be expected to be, materially adverse to such Manufacturing Assets, taken as a whole;
     (d) No action, suit, proceeding, claim, arbitration or investigation before any governmental entity or before any arbitrator shall be pending that would reasonably be expected to result in an unfavorable judgment, order, decree, stipulation or injunction that would: (i) prevent the transfer of the Manufacturing Assets as contemplated hereby or (ii) cause the transfer of the Manufacturing Assets as contemplated hereunder to be rescinded following consummation;
     (e) None of the Work in Process shall be held under a consignment or similar arrangement or be in transit. The Work in Process shall have been manufactured in accordance with then current Good Tissue Practices, as set forth by the FDA, and all applicable laws, rules, regulations, ordinances, standards and guidelines, including, without limitation, the United States Federal Food, Drug and Cosmetic Act, 21 U.S.C. §301 et seq., and the United States National Organ Transplant Act, Title 21 of the Code of Federal Regulations Part 1271, Human Cells, Tissues, and Cellular and Tissue Based Products.
     (f) Seller shall have delivered to Purchaser a certificate executed by an authorized officer of the Seller to the effect that each of the conditions specified in clauses (a), (b), (c), (d) and (e) of this Section 6.1 has been satisfied as of the Manufacturing Closing Date in all respects;
     (g) Seller shall have delivered to Purchaser a bill of sale and assignment and assumption agreement in the form attached hereto as Exhibit J (the “Bill of Sale — Manufacturing Assets”) dated as of the Manufacturing Closing Date and duly executed by an authorized officer of Seller;
     (h) All Liens other than Permitted Liens to which any of the Manufacturing Assets are subject or by which any of the Manufacturing Assets are bound shall have been removed and Seller shall have delivered to Purchaser evidence of the removal of such Liens that is reasonably acceptable to Purchaser; and
     (i) Seller shall have obtained from the Secretary of State of the State of Delaware, and delivered to Purchaser, a certificate of good standing of Seller.
ARTICLE VII.
TERMINATION
     Section 7.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Technology Closing:
     (a) By mutual written consent of Purchaser and Seller;
     (b) By Purchaser or Seller if, without the fault of the terminating party, the Technology Closing shall not have occurred on of before September 8, 2008 (the “End Date”); provided that, if by the End Date the condition set forth in Section 5.1(a) shall not have been satisfied but all other conditions shall be or are capable of being satisfied, the End Date may be extended by either Purchaser or Seller, in its discretion, by three (3) months from its scheduled expiry (in which case any references to the End Date herein shall mean the End Date as extended);
     (c) By Purchaser, if Seller shall be in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach is not cured by Seller within ten (10) calendar days following receipt of written notice of such breach or failure to perform from Purchaser, provided that Purchaser is not in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement at the time such notice is delivered;
     (d) By Seller, if Purchaser shall be in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach is not cured by Purchaser within ten (10) calendar days following receipt of written notice of such breach or failure to perform from Seller, provided that Seller is not in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement at the time such notice is delivered;
     (e) By Purchaser or Seller if any governmental entity shall have entered a final, non-appealable order or injunction restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, provided that such right of termination shall not be available to any party if such party shall have failed to take reasonable efforts to prevent or contest the imposition of such order or injunction;
     (f) By Purchaser or Seller if the Stockholder Approval shall not have been obtained at the Stockholders Meeting duly convened or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(f) shall not be available to Seller where the failure to obtain the Stockholder Approval shall have been caused by the action or failure to act of Seller and such action or failure to act constitutes a breach by Seller of this Agreement; or
     (g) By Purchaser if there shall have been a Change in Seller Board Recommendation.
     Section 7.2 Procedures and Effect of Termination. In the event of termination of this Agreement by Purchaser or Seller pursuant to Section 7.1, all obligations of the parties hereunder shall terminate without any liability of any party to the other party, except for any liability of a party for breaches of this Agreement prior to such termination. This Section 7.2, Section 4.5 (Confidentiality), Section 7.3 and Article IX shall survive any termination of this Agreement.
     Section 7.3 Reimbursement of Expenses. Seller agrees that, if Purchaser or Seller terminates this Agreement (i) pursuant to Section 7.1(b) hereto and, at the time of such termination, the Stockholder Approval shall not have been obtained or (ii) pursuant to Section 7.1(f), then Seller shall pay to Purchaser promptly (but in any even no later than two business days after such termination) an amount of Three Hundred Fifty Thousand Dollars ($350,000.00) as reimbursement for Purchaser’s costs and expenses associated with the negotiation, implementation and performance of this Agreement prior to such termination. Seller further agrees that, (i) if Purchaser or Seller terminates this Agreement pursuant to Section 7.1(f) hereto and at the time of such termination the Stockholder Meeting shall have been held, the Stockholder Approval shall not have been obtained and, prior to the Stockholder Meeting, there shall have been a Change in Seller Board Recommendation or (ii) Purchaser terminates this Agreement pursuant to Section 7.1(g), then Seller shall pay to Purchaser promptly (but in any event no later than two business days after such termination) an amount of Two Million Dollars ($2,000,000). All amounts payable by Seller to Purchaser pursuant to this Section 7.3 shall be paid in a wire transfer of United States dollars in immediately available funds to an account designated by Purchaser to Seller in writing.
ARTICLE VIII.
INDEMNIFICATION
     Section 8.1 Indemnification by Seller. Seller hereby agrees to indemnify, defend and save harmless Purchaser and its directors, officers, employees, affiliates, agents, advisors, representatives, stockholders and assigns (collectively, the “Purchaser Indemnified Parties”) from, against and in respect of any and all Losses incurred or suffered by any Purchaser Indemnified Party arising out of, or related to, the following (each, a “Purchaser Claim”):
     (a) any misrepresentation or breach of warranty made by the Seller in any Transaction Document or in any document, certificate or other instrument required to be delivered by the Seller under any Transaction Document;
     (b) any breach or non fulfillment by the Seller when required to be performed of any covenant or agreement made or to be performed by the Seller in any Transaction Document or in any agreement or instrument entered in connection with any Transaction Document;
     (c) any fraud or intentional misrepresentation with respect to, or intentional breach of, any Transaction Document by the Seller; and
     (d) the Retained Liabilities.
Except as set forth in Section 8.6 with respect to third party Actions, in the event of any Purchaser Claim, Purchaser shall notify Seller and such notice shall be in writing and shall describe with reasonable specificity the nature and amount of such Purchaser Claim (a “Purchaser Notice of Claim”). A delay on the part of a Purchaser Indemnified Party in giving Seller a Purchaser Notice of Claim shall relieve Seller from its obligations under this Section 8.1 only to the extent that Seller is materially prejudiced thereby. A Purchaser Notice of Claim may be delivered at any time during the applicable survival period for such claim as set forth in Section 8.3 of this Agreement.
     Section 8.2 Indemnification by Purchaser. Purchaser hereby agrees to indemnify, defend and save harmless Seller and its directors, officers, employees, affiliates, agents, advisors, representatives, stockholders and assigns (collectively, the “Seller Indemnified Parties”) from, against and in respect of any and all Losses incurred or suffered by any Seller Indemnified Party arising out of, or related to, the following (each, a “Seller Claim”):
     (a) any misrepresentation or breach of warranty made by the Purchaser in any Transaction Document or in any document, certificate or other instrument required to be delivered by the Purchaser under any Transaction Document;
     (b) any breach or non fulfillment of any covenant or agreement made or to be performed by the Purchaser in any Transaction Document or in any agreement or instrument entered in connection with any Transaction Document;

     (c) any fraud or intentional misrepresentation with respect to, or intentional breach of, any Transaction Document by Purchaser; and
     (d) the Assumed Liabilities.
Except as set forth in Section 8.6 with respect to third party Actions, in the event of any Seller Claim, Seller shall notify Purchaser and such notice shall be in writing and shall describe with reasonable specificity the nature and amount of such Seller Claim (a “Seller Notice of Claim”). A delay on the part of a Seller Indemnified Party in giving Purchaser a Seller Notice of Claim shall relieve Purchaser from its obligations under this Section 8.2 only to the extent that Purchaser is materially prejudiced thereby. A Seller Notice of Claim may be delivered at any time during the applicable survival period for such claim as set forth in Section 8.3 of this Agreement.
     Section 8.3 Survival. If the Technology Closing occurs, all representations and warranties of Purchaser and Seller contained herein or in any other Transaction Document or document, certificate or other instrument required to be delivered hereunder or thereunder in connection with the transactions contemplated hereby shall survive the Technology Closing and shall continue until eighteen months (18) months after the Manufacturing Closing, provided that the representations and warranties set forth in Section 2.6 (Taxes), Section 2.9(c) (Disposition of Certain Contracts), Section 2.15 (Intellectual Property), Section 2.18 (Authorizations; Regulatory Compliance), Section 2.20 (Environmental), Section 2.22 (Brokers), shall survive until sixty (60) days after the expiration of the applicable statutes of limitations (including any extensions or waivers thereof) (the “Specified Representations”); provided, further, that the representations and warranties on which any Claims for indemnification are based shall continue in effect until final resolution of such claims and such expiration thereof shall not effect the right of any Indemnified Party to seek indemnification for Losses pursuant to Article 8 hereof.
     Section 8.4 Limitations. Notwithstanding anything contained in this Agreement to the contrary:
     (a) Neither party shall be liable or be obligated to make any payment in respect of Losses suffered by an Indemnified Party under Section 8.1(a) (other than the representations and warranties set forth in Section 2.4 hereof), 8.1(b), 8.2(a) or 8.2(b) hereof (as the case may be) until the aggregate of all Losses suffered by such Indemnified Party under this Article VIII exceeds Two Hundred Fifty Thousand Dollars ($250,000) (the “Basket Amount”); after which such other party shall be entitled to recover all such Losses (subject to the General Cap Amount); provided that in no event shall the aggregate indemnity amount payable by any indemnifying party pursuant to Section 8.1(a), 8.1(b) or 8.2(a) hereof (other than with respect to any Specified Representations) exceed Fifteen Million Dollars ($15,000,000) (the “General Cap Amount”).
     (b) Neither party shall be liable or be obligated to make any payment in respect of Losses suffered by an Indemnified Party under (i) Section 8.1(a) with respect to any Specified Representation (other than the representations set forth in Section 2.9(c) hereof), or (ii) Section 8.2(b) (the “Special Cap Liabilities”) until the aggregate of all Losses suffered by such Indemnified Party under this Article VIII exceeds the Basket Amount, after which such other party shall be entitled to recover all such Losses (subject to the Special Cap Amount), provided that in no event shall the aggregate indemnity amount payable by any indemnifying party with respect to the Special Cap Liabilities and liability under Section 8.1(a) with respect to the representations set forth in Section 2.9(c) hereof, when taken together with all Losses paid or payable to an Indemnified Party pursuant to Section 8.4(a) above, exceed Twenty Million Dollars ($20,000,000) plus any Applicable Milestone Payments that become payable (prior to Purchaser’s Rights of Set-Off) pursuant to Section 1.5 hereof; provided, however, that in no event shall the aggregate indemnity amount for Losses payable by any Indemnifying Party under this Section 8.4(b), when taken together with all Losses paid or payable by an Indemnifying Party pursuant to Section 8.4(a), exceed Thirty Five Million Dollars ($35,000,000) (the “Special Cap Amount”).
     (c) Each party’s liability and obligation to make any payment in respect of Losses suffered by an Indemnified Party under (i) Sections 8.1(c) and 8.1(d) or (ii) Sections 8.2(c) and 8.2(d) shall be unlimited.
     (d) The amount of any Losses indemnifiable by either party pursuant to this Article VIII shall be adjusted to reflect the value of any insurance proceeds actually received (net of any deductibles, retention or self-insurance) by the Indemnified Party or its successors or assigns in respect of such Losses provided, however, that no Indemnified Party shall have any obligation to pursue such insurance proceeds or recovery from third persons. If any such proceeds or recoveries are received by an Indemnified Party (or any of its affiliates) with respect to any Claims after a party hereto has made a payment to the Indemnified Party with respect to such Claim, the Indemnified Party (or such affiliate) shall pay to such party the amount of such proceeds or recoveries (up to the amount of such party’s payment with respect to such Claim).
     (e) No Indemnified Party shall be entitled to recover under this Article VIII an amount in respect of Losses, or otherwise obtain reimbursement or restitution from any party to this Agreement, more than once in respect of the same Loss.
     Section 8.5 Resolution of Notice of Claim. Each Purchaser Notice of Claim and Seller Notice of Claim (each, a “Notice of Claim”) delivered hereunder shall be resolved as follows:
     (a) If, within thirty (30) days after a Notice of Claim is received by the indemnifying party, the indemnifying party does not contest such Notice of Claim in writing to the Indemnified Party, the indemnifying party shall be conclusively deemed to have consented to the recovery by the Indemnified Party of the full amount of Losses (subject to the limits contained in this Article VIII) specified in the Notice of Claim in accordance with this Article VIII, and the indemnifying party shall be obligated to pay to the Indemnified Party the total amount of Losses set forth in the Notice of Claim within fifteen (15) days following such thirty (30) day period.
     (b) Following the delivery of a Notice of Claim to an indemnifying party, the indemnifying party shall be given such access as they may reasonably require during the Indemnified Party’s normal business hours (or such other times as the parties may agree) to those books and records of the Indemnified Party relating to the Claim in the possession of, and/or under the control of, the Indemnified Party, and access to such personnel or representatives of the Indemnified Party as they may reasonably require for the purposes of determining whether to contest all or any portion of a Notice of Claim.
     (c) If the indemnifying party gives the Indemnified Party written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) within the thirty (30) day period specified in Section 8.5(a) above, then such Contested Claim shall be resolved by either (i) a written settlement agreement or memorandum executed by the Indemnified Party and the indemnifying party or (ii) in the absence of such a written settlement agreement within fifteen (15) days following receipt by the Indemnified Party of the written notice from the indemnifying party, by binding arbitration between the Indemnified Party and indemnifying party in accordance with the terms and provisions of Section 9.1 below. The decision of the arbitrators as to the validity and amount of any claim in any disputed Notice of Claim shall be binding and conclusive upon the parties to this Agreement, and the Indemnified Party shall be entitled to act in accordance with and in reliance on such decision, and the indemnifying party shall be obligated to pay to the Indemnified Party the total amount of Losses as determined by the arbitrator within fifteen (15) days following such decision.
     (d) Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Seller and Purchaser shall instruct the arbitrators to determine and set forth in judgment of the arbitrators the non-prevailing party to an arbitration and such non-prevailing party shall pay its own expenses, the fees of each arbitrator, the administrative fee of the American Arbitration Association, and the expenses, including, without limitation, the reasonable attorneys’ fees and costs, incurred by the prevailing party to the arbitration. The arbitration panel shall be authorized to determine which party to the arbitration is the prevailing party and which party is the non-prevailing party.
     (e) Any amounts owed to any Purchaser Indemnified Party following the resolution of a Purchaser Claim, as determined by this Section 8.5, shall be satisfied, at the sole discretion of Purchaser, by payment of Seller to Purchaser, from any earned but unpaid portion of the Maximum Milestone Amount.
     Section 8.6 Third Party Actions. In the event any Action is instituted against an Indemnified Party, which involves a Claim for which indemnification may be sought, the Indemnified Party will, promptly after receipt of notice of any such Action, notify the indemnifying party of the commencement thereof. The failure to so notify the indemnifying party of the commencement of any such Action will relieve the indemnifying party from liability in connection therewith only to the extent that such failure materially and adversely affects the ability of the indemnifying party to defend the interests of the indemnifying party in such Action. Except as set forth on Schedule 8.6 hereto, the Indemnified Party shall have the right to control the defense or settlement of such Action; provided that the indemnifying party and its counsel (at such party’s sole expense) may participate in (but not control the conduct of) the defense of such Action, but only to the extent that such participation does no affect any privilege relating to the Indemnified Party. Any settlement by the Indemnified Party of any such Action with third party claimants, or any judgment by any governmental entity with respect to such Action with third party claimants, shall be determinative of the amount of Losses relating to such matter for purposes of this Article VIII.

     Section 8.7 Exclusive Remedy. If the Technology Closing occurs, except for the rights of Purchaser set forth in Section 9.1(b) hereto, following the Technology Closing the right of the parties hereto to demand and receive indemnification pursuant to this Article VIII shall be the sole and exclusive remedy exercisable by a party with respect to this Agreement or the transactions contemplated hereby except for the right to seek specific performance of any of the agreements contained herein, and except in the case of fraud or intentional misrepresentation.
     Section 8.8 Reliance. No Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Party to be entitled to indemnification hereunder.
     Section 8.9 Tax Treatment of Indemnity Payments. Any payment pursuant to this Article VIII shall be considered an adjustment to the initial Purchase Price for Tax purposes, to the maximum extent permitted by law.
ARTICLE IX.
MISCELLANEOUS
     Section 9.1 Disputes.
     (a) Any dispute, controversy, difference or claim arising out of, relating to or in connection with this Agreement, any other Transaction Document, any transaction hereunder or thereunder or breach hereof or thereof shall be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the “Rules”) then in effect by one (1) arbiter appointed with the consent of both Seller and Purchaser (and in the event such consent cannot be obtained within thirty (30) days following the request by Seller or Purchaser for the consent of the other, in accordance with the Rules). The arbiter’s award shall be final and binding, and, in all instances, be subject to the limitations set forth in Article VIII hereof. Judgment upon the award rendered by the arbiter may be entered in any court having jurisdiction thereof. The arbitration shall take place in the Cook County in the State of Illinois, or such other place as the parties may agree. The arbiter’s award shall be in writing and shall include (i) a provision that the prevailing party in the arbitration shall recover its costs of the arbitration and reasonable attorneys’ fees from the other party, and (ii) the amount of such costs and fees.
     (b) Notwithstanding subsection (a), (i) either party may, if it believes that it requires or is entitled to injunctive relief, file a civil action in any court having jurisdiction seeking injunctive relief, (ii) Purchaser shall be entitled to specific performance to remedy any breach by Seller of its representations and warranties contained in Section 2.4 (Title and Sufficiency of Transferred Assets) and the covenants contained in Section 4.1 (Further Assurances) and shall be entitled to file a civil action in any court having jurisdiction seeking such relief and (iii) Purchaser shall be entitled to specific performance and shall be entitled to file a civil action in any court having jurisdiction seeking such relief if Seller is in breach of its obligations under Section 4.6 (No Other Bids) hereof or if following the termination of the Manufacturing Agreement, Purchaser has requested that the Manufacturing Closing take place and the

Manufacturing Assets be transferred to Purchaser in accordance with the terms of this Agreement and Seller has not, within ten (10) business days following such request, delivered and transferred the Manufacturing Assets to Purchaser. Any claim to or demand for monetary damages shall, however, be governed exclusively by the provisions for arbitration set forth in subsection (a).
     Section 9.2 Merger Clause. This Agreement, the other Transaction Documents and the agreements, documents and instruments to be executed and delivered in connection herewith and therewith contain the final, complete and exclusive statement of the agreement between the parties with respect to the transactions contemplated herein and all other prior or contemporaneous oral communications (including, for avoidance of doubt, communications in connection with the preparation of this Agreement and the other Transaction Documents) and agreements, and all prior written communications (including, for avoidance of doubt, written drafts of this Agreement and the other Transaction Documents) and agreements, with respect to the subject matter hereof are merged herein and superseded. For the avoidance of doubt, it is the parties’ intent that no term contained in or omitted from any prior written draft of this Agreement or the other Transaction Documents be used as extrinsic evidence under any state law or judicial interpretation to determine the intent of the parties hereto.
     Section 9.3 Amendments. No amendment to, or any waiver with respect to any provision of, this Agreement shall be effective unless in writing and executed, in the case of an amendment by each party to this Agreement or, in the case of a waiver by each party against whom the waiver is to be effective. No course of dealing and no failure or delay on the part of any party hereto in exercising any right, power or remedy conferred by this Agreement shall operate as a waiver thereof or otherwise prejudice such party’s rights, powers and remedies. The failure of either party to this Agreement to require the performance of a term or obligation under this Agreement or the waiver by the other party to this Agreement of any breach hereunder shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach hereunder. No single or partial exercise of any right, power or remedy conferred by this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
     Section 9.4 Notices. All notices, requests and demands and other communications hereunder must be in writing and shall be deemed to have been duly given (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Agreement, if written confirmation of receipt thereof is obtained, (ii) on the date of delivery shown on the return receipt (or, if none shown, three (3) days after deposit in the mail) if placed in the United States mails and forwarded by registered or certified mail, return receipt requested, postage prepaid, or (iii) one (1) business day after deposit in the mail, if delivered, prepaid, to an overnight courier. All such communications shall be addressed as follows:
     (a) if to Seller:
Osiris Therapeutics, Inc.
7015 Albert Einstein Avenue
Columbia, Maryland 21046
Attention: Chief Executive Officer

Facsimile: (443) 283-4259
          with a required copy to:
McKenna Long & Aldridge LLP
303 Peachtree St., NE, Suite 5300
Atlanta, Georgia 30308
Attention: Michael Cochran, Esq.
Facsimile: (404) 527-4198
     (b) if to Purchaser:
NuVasive, Inc.
7473 Lusk Boulevard
San Diego, California 92121
Attention: General Counsel
Facsimile: (858) 909-2479
          with a required copy (which shall not constitute notice) to:
DLA Piper US LLP
4365 Executive Drive, Suite 1100
San Diego, California 92122
Attention: Michael Kagnoff
Facsimile: (858) 456-3075
     Any party may change the address(es) to which notices to it are to be sent by giving notice of such change to the other parties in accordance with this Section.
     Section 9.5 Captions. The captions are for convenience of reference only and shall not be construed as a part of this Agreement.
     Section 9.6 Governing Law. This Agreement, including the validity hereof and the rights and obligations of the parties hereunder, shall be construed, interpreted, enforced and governed by and under the laws of the State of Delaware applicable to contracts made and to be performed entirely in such state, without regard to its rules regarding conflicts of law provisions.
     Section 9.7 Schedules and Exhibits. All the schedules and exhibits referenced in and attached to this Agreement are incorporated herein by reference and shall be deemed to be a part of this Agreement for all purposes. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as if enforceable.
     Section 9.8 Severability. The invalidity, unenforceability or illegality of any one or more phrases, sentences, clauses or provisions of this Agreement shall not affect the validity, enforceability or legality of the remaining portions of this Agreement or any part thereof (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party), it being intended that each party’s rights and privileges shall be enforceable to the fullest extent permitted by applicable law, and any such invalidity, unenforceability or illegality in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party).
     Section 9.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall constitute an original but all of which shall constitute one and the same instrument. The parties need not sign the same counterpart.
     Section 9.10 Fees and Expenses. Except as expressly set forth herein, Seller on the one hand, and Purchaser, on the other hand, shall each bear their own expenses in connection with the negotiation and preparation of this Agreement, all agreements, documents, and instruments contemplated hereby, and the consummation of the transactions contemplated hereby, including, without limitation, the fees and expenses of their respective counsel, accountants, and consultants.
     Section 9.11 Benefits and Binding Effect. No party may assign or transfer any of their respective rights, benefits or obligations under this Agreement without the consent in writing of the other party hereto; provided, however, that any party may assign its rights, benefits and obligations hereunder in whole or in part to any successor or successors to (i) in the case of Purchaser, all or part of the Transferred Assets or its business in the event of a reorganization, merger or consolidation, sale or other transfer of a substantial portion of its assets or (ii) in the case of Seller, all of its business in the event of a reorganization, merger or consolidation (each of the events in (i) and (ii), a “Corporate Event”); provided that any acquiror or successor of Purchaser or Seller, as applicable, in connection with a Corporate Event shall, in the consenting parties reasonable discretion, be at least as creditworthy as the assigning party; provided further, however, that Seller may not assign or transfer any of its rights, benefits or obligations under this Agreement in connection with a Corporate Event prior to the Manufacturing Closing Date to any person identified on Schedule 9.11. Notwithstanding the foregoing, no assignment shall relieve the assigning party of responsibility for the performance of its obligations hereunder.
     Section 9.12 No Third Party Beneficiary. The parties hereto do not intend to create any third party beneficiary rights or remedies with respect to any person, including without limitation any employees or former employees of Seller or other person or entity who is providing, or has provided services to Seller as a result of the provisions in this Agreement, and specifically hereby negate any such intention or construction.
     Section 9.13 Definitions; Interpretation. For purposes of this Agreement, (a) the terms defined in this Agreement and in this Section 9.13 shall have the meanings assigned to them in this Agreement and this Section 9.13 and include the plural as well as the singular, (b) all accounting terms not otherwise defined herein have the meanings assigned under GAAP, (c) all references in this Agreement to designated “Section” or other subdivisions are to be designated Sections and other subdivisions of the body of this Agreement, (d) pronouns of either gender or neutral shall include, as appropriate, the other pronoun forms, and (e) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by both parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.
     As used in this Agreement and the exhibits and schedules delivered pursuant to this Agreement, the following definitions will apply:
     “Action” means any action, suit, claim, charge, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, investigation, hearing, complaint, demand or other proceeding to, from, by or before any arbitrator, court, tribunal or other governmental entity.
     “Additional Product Delivery Payment” means the product of (i) (A) the Excess Delivery Amount divided by (B) 58,300, rounded down to the nearest whole number multiplied by (ii) Two Million, Five Hundred Thousand Dollars ($2,500,000); provided, however, that in no event shall the Additional Product Delivery Payment exceed Seven Million, Five Hundred Thousand Dollars ($7,500,000).
     “Allowable Work in Process” means the maximum total amount of Work in Process and Finished Inventory existing on the Manufacturing Closing Date which is reasonably necessary to support the sales forecasts provided by Purchaser to Seller.
     “Asset Acquisition Proposal” means any proposal, inquiry or offer from any person (other than Purchaser) concerning the acquisition or license of all or any portion of the Transferred Assets.
     “Business Intellectual Property” means any and all intellectual property and other intangible rights and property used in, held for use in, intended for use in, related to or necessary for the operation of the Business as presently conducted, including any or all of the following, and all rights in, arising out of, or associated therewith, including, but not limited to, all such rights used in the operation of the Business: (i) any and all Patent Rights; (ii) all inventions (whether patentable or not), invention disclosures, discoveries, improvements, trade secrets, proprietary information, technology, technical information, data (including data from scientific and clinical and pre-clinical studies and other research), customer, physician and supplier lists, procedures, processes, specifications, methods, techniques, ideas, results, marketing studies, plans and proposals, market research and all other information and know-how, whether or not patentable or protected as a trade secret, and all documentation relating to any of the foregoing; (iii) all trademarks, service marks, trade names, domain names, and registrations and applications relating to any of the foregoing, all logos, designs, brand names, trade dress and slogans, and all other rights corresponding thereto throughout the world (“Trademark Rights”); (iv) all copyrights, copyrights registrations and applications therefor, works of authorship and derivative works (including advertising, marketing and promotional materials, artwork, labels and other works of authorship) mask works, moral rights, and all other rights corresponding thereto throughout the world; (“Copyright Rights”) (v) all industrial designs and any registrations and applications therefor throughout the world; (vi) all software, including but not limited to source code, object, executable or binary code, templates, manuals and other items and documentation related thereto or associated therewith; (vii) all databases and data collections and all rights therein throughout the world; (viii) all Actions and rights to sue at law or in equity for any, present or future infringement or other impairment thereto, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions or other extensions of legal protections pertaining thereto; and (ix) any similar or equivalent rights to any of the foregoing anywhere in the world, together with the goodwill and the business appurtenant thereto and any rights, claims or choses in action relating to or deriving from any of the foregoing.
     “Business Material Adverse Effect” means any event, circumstance, development with respect to, change in or effect on the Business or the Transferred Assets that is, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Business, taken as whole; provided, however, that any event, circumstance, development, change or effect arising out of or relating to the following shall not be taken into account in determining whether a Business Material Adverse Effect shall have occurred: (i) changes in general economic conditions which do not have a disproportionate impact on the Business, (ii) changes affecting generally the industry in which the Seller conducts the Business which do not have a disproportionate impact on the Business, (iii) the public announcement by Purchaser and Seller of the execution of this Agreement, (iv) any action taken or omitted to be taken by Seller pursuant to the express terms of this Agreement, (v) any change resulting solely from an action taken by Purchaser or its affiliates without the prior written consent of Seller, and (vi) any action taken at, and in accordance with, the written request of Purchaser.
     “Claims” means, as the context dictates, any Purchaser Claim or Seller Claim.
     “Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders).
     “Code” means the Internal Revenue Code of 1986, as amended, or as hereafter amended.
     “Excess Delivery Amount” means the positive number, if any, by which the total number of cubic centimeters of Product that Seller shall have delivered to Purchaser prior to the Manufacturing Closing in accordance with the terms and provisions of, and subject to the specifications set forth in, the Manufacturing Agreement, exceeds the Second Delivery Threshold.
     “Finished Inventory” means all finished goods inventory of Product.
     “GAAP” means United States generally accepted accounting principals and practices in effect from time to time applied consistently throughout the periods involved.
     “Indemnified Party” means, as the context dictates, any Purchaser Indemnified Party or Seller Indemnified Party.
     “Knowledge” means, with respect to Seller, the actual knowledge of the individuals listed on Schedule 9.14 hereto or the knowledge that any such individual could obtain by reasonable inquiry.

     “Losses” shall mean the amount of any loss, claim, Tax, demand, loss, deficiency, damage, liability, judgment, fine, penalty, fee, cost or expense (including, without limitation, reasonable attorneys’, consultants’ and experts’ fees and expenses) incurred, paid, accrued or sustained by the Purchaser Indemnified Parties, including, without limitation, any costs of defending any Actions or enforcing the Purchaser Indemnified Party’s rights under this Agreement. In determining the amount of any Loss (but, for avoidance of doubt, not in determining whether a breach of representation, warranty or covenant exists), any qualifications in the representations, warranties and covenants with respect to a Business Material Adverse Effect, materiality, material or similar terms shall be disregarded and will not have any effect with respect to the calculation of the amount of any Losses attributable to a breach of any representation, warranty or covenant of the Seller set forth in the Transaction Documents, and the exhibits, schedules or certificates delivered in connection therewith.
     “Net Sales” means (i) the gross amount invoiced by Purchaser and its affiliates for Product sold in bona fide arms-length transactions to any non-affiliated third party customer or distributor and (ii) the gross royalties and license fees payable to Purchaser by licensees, sublicensees and distributors for Product sold in bona fide, arms-length transactions, in each case, less the following offsets and deductions: (a) quantity and/or cash discounts from the gross invoice price which are actually allowed and taken; (b) freight, postage and insurance included in the invoice price; (c) amounts repaid or credited by reasons of rejections or return of goods or because of retroactive price reductions specifically identifiable to such Product; (d) amounts payable resulting from government (or agency thereof) mandated rebate programs; (e) third party rebates or charge-backs to the extent actually allowed; and (f) invoiced customs duties and sales Taxes (excluding income, value-added and similar Taxes), if any, all as determined in accordance with GAAP. Where there is an initial disposal by Purchaser or any of its affiliates to Purchaser or any of its affiliates, as applicable, and a subsequent sale to a person or entity other than the Purchaser or its affiliates, the “Net Sales” shall be calculated by reference to the invoiced ex-work pertaining to the first sale or other disposal to a person or entity other than Purchaser or its affiliates.
     “Patent Rights” means any and all (A) patents, (B) patent applications, including, without limitation, all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, and all patents granted thereon, (C) all patents-of-addition, reissues, reexaminations and extensions or restorations by existing or future extension or restoration mechanisms, including, without limitation, supplementary protection certificates or the equivalent thereof, and (D) any other form of government-issued right substantially equivalent to any of the foregoing used in, necessary for or related to the Business.
     “Purchaser Common Stock Value” means the average closing sales price of one share of Purchaser Common Stock on the principal exchange on which the Purchaser Common Stock is traded over the ten-day trading period ending on the second trading day preceding the date of issuance of such Purchaser Common Stock to the Seller.
     “Superior Proposal” shall mean an unsolicited bona fide Asset Acquisition Proposal by a third party to enter into a sale, lease, exchange transfer, license, acquisition or disposition of all of the Business and the Transferred Assets in a single transaction or a series of related transactions that (a) was not obtained or made as a direct or indirect result of a failure to comply with or breach of (or in violation of) the Agreement; and (b) is on terms and conditions that the Board of Directors of Seller determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that it deems relevant (taking into account all financial, regulatory, legal and other aspects thereof) following consultation with its outside legal counsel and regionally-recognized financial advisor: (x) is more favorable, from a financial point of view, to Seller’s stockholders than the terms of this Agreement (taking into account any offer by the Purchaser to amend the terms of this Agreement,); and (y) is reasonably capable of being consummated on the terms proposed and on a timely basis (taking into account all financial, regulatory, legal and other aspects thereof); provided, however, that any such Asset Acquisition Proposal shall not be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such Asset Acquisition Proposal is not firmly committed and reasonably capable of being obtained by such third party, or if the consummation of such transaction is contingent on any such financing being obtained.
     “Taxes” means (A) any and all foreign, and U.S. federal, state, local or other Taxes of any kind (together with any and all interest, penalties, additions to Tax and additional amounts imposed with respect thereto) imposed by any governmental entity, including Taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and Taxes in the nature of excise, withholding, ad valorem or value added; (B) any liability for the payment of any amounts of the type described in clause (A) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period; and (C) any liability for the payment of any amounts of the type described in clause (A) or (B) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for Taxes of a predecessor or a transferor or otherwise by operation of law.
     “Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.
     “Technology Assets” means all Transferred Assets other than the Manufacturing Assets.
     “WIP Value” shall mean the positive or negative number equal to (i) with respect to Allowable Work in Process held by Seller as of the Manufacturing Closing Date that but for receipt of the documentation necessary for the Allowable Work in Process to constitute Finished Product, the product of (x) the aggregate cubic centimeters of such Allowable Work in Process, times (y) the then current Product Fee under the Manufacturing Agreement times (z) 0.7 minus (ii) the product of 17,500 times then current Product Fee under the Manufacturing Agreement.
     Index of Other Defined Terms:

Defined Terms	Section Reference
510(k)	Section 2.18(d)
Affirmative Response Notice	Section 4.12(b)
Agreement	Preamble
Antitrust Laws	Section 4.15(b)
Applicable Milestone Payment	Section 1.5(a)
Assumed Contracts	Section 1.1(a)(x)
Assumed Liabilities	Section 1.2(a)
Audited Financial Statements	Section 4.3(c)
Balance Sheet	Section 2.7
Balance Sheet Date	Section 2.7
Basket Amount	Section 8.4(a)
Bill of Sale — Manufacturing Assets	Section 6.1(g)
Bill of Sale — Technology Assets	Section 5.2(g)
Business	Recital A
Change in Seller Board Recommendation	Section 4.20(c)
COBRA	Section 2.14
Competitive Business	Section 4.9(a)
Confidential Information	Section 4.5
Contested Claim	Section 8.5(c)
Corporate Event	Section 9.11
DGCL	Section 4.6(a)
End Date	Section 7.1(b)
ERISA	Section 2.13(a)
Excluded Assets	Section 1.1(b)
FDA	Section 2.18

Defined Terms	Section Reference
Fifth Milestone Payment	Section 1.5(a)(v)
Financial Information	Section 2.7
First Delivery Threshold	Section 1.5(a)(i)
First Milestone Payment	Section 1.5(a)(i)
Fourth Milestone Payment	Section 1.5(a)(iv)
General Cap Amount	Section 8.4(a)
Hazardous Material	Section 2.20(a)
HSR	Section 4.15(a)
Independent Contractors	Section 2.12(b)
Initial Purchaser Price	Section 1.4
Intellectual Property Rights	Section 4.7(a)
IP Assignment Agreement — Patents	Section 5.2(h)
IP Assignment Agreement — Trademark	Section 5.2(h)
JPA Opinions	Section 2.15(o)
License Agreement	Section 5.2(j)
Licensed Technology	Section 2.15(c)
Liens	Section 2.4
Manufacturing Agreement	Section 5.2(i)
Manufacturing Assets	Section 1.1(a)
Manufacturing Asset Transfer	Section 1.1(c)
Manufacturing Closing	Section 1.3
Manufacturing Closing Date	Section 1.3
Maximum Milestone Amount	Section 1.5(a)
Milestone	Section 1.5(a)
Milestone Assessment Notice	Section 1.5(b)(ii)

Defined Terms	Section Reference
Milestone Dispute Notice	Section 1.5(b)(iii)
Milestone Expiration Date	Section 1.5(a)
Negotiation Notice	Section 4.12(b)
Net Sales Threshold	Section 1.5(b)(vi)
Notice of Breach	Section 4.10
Notice of Claim	Section 8.5
Notice of Superior Proposal	Section 4.6(a)
Osteocel XC	Section 4.12(a)
Osteocel XC Transaction	Section 4.12(b)
Permitted Liens	Section 2.4
PHSA	Section 2.11
Product	Recital A
Product Development	Section 1.1(a)(iv)
Proxy Statement	Section 4.20(a)
Purchaser	Preamble
Purchaser Claim	Section 8.1
Purchaser Common Stock	Section 1.5(a)
Purchaser Indemnified Parties	Section 8.1
Purchaser Notice of Claim	Section 8.1
Purchaser Organizational Documents	Section 3.2(a)
Records	Section 1.1(a)(v)
Restricted Period	Section 4.9(a)
Retained Liabilities	Section 1.2(b)
Rights of Set-Off	Section 1.5(c)
Rules	Section 9.1(a)

Defined Terms	Section Reference
SEC	Section 4.20(a)
Second Delivery Threshold	Section 1.5(a)(ii)
Second Milestone Payment	Section 1.5(a)(ii)
Securities Act	Section 1.5(a)
Seller	Preamble
Seller Benefit Plan	Section 2.13(a)
Seller Board Recommendation	Section 4.20(b)
Seller Claim	Section 8.2
Seller Employees	Section 2.12(a)
Seller Indemnified Parties	Section 8.2
Seller Notice of Claim	Section 8.2
Seller Options	Section 2.12(a)
Seller Organizational Documents	Section 2.2(a)
Sixth Milestone Payment	Section 1.5(a)(vi)
Special Cap Amount	Section 8.4(b)
Special Cap Liabilities	Section 8.4(b)
Specified Representations	Section 8.3
Stockholder Approval	Section 4.20(b)
Stockholders Meeting	Section 4.20(b)
Technology Asset Transfer	Section 1.1(c)
Technology Closing	Section 1.3
Technology Closing Date	Section 1.3
Third Milestone Payment	Section 1.5(a)(iii)
Transaction Documents	Section 1.2(b)(viii)
Transfer Taxes	Section 4.18

Defined Terms	Section Reference
Transferred Assets	Section 1.1
Transferred Employee	Section 4.11(b)
Transferred Technology	Section 1.1(a)(i)
Work in Process	Section 1.1(a)(ii)
[Signature Page to Follow]

     IN WITNESS WHEREOF, Seller and Purchaser have each caused this Agreement to be executed by their respective duly authorized officers, all as of the date first above written.
SELLER:

Osiris Therapeutics, Inc.
By:	/s/ Charles Randal Mills
	Name:	Charles Randal Mills
	Title:	President & CEO

PURCHASER:

NuVasive, Inc.
By:	/s/ Alexis Lukianov
	Name:	Alexis Lukianov
	Title:	Chief Executive Officer